21

Follow-Up Materials

06015414

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans Hex Group

*CURRENT ADDRESS

PROCESSED

JUL 24 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04011 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/24/06

(This page intentionally left blank.)



Trans Hex Group

annual report 2006

TRANS HEX


936E

CONTENTS

Corporate charter

Our corporate charter has three components

Vision

We aspire to enhance our position as a world-class player in the exploration, mining and marketing of land and marine diamonds of the highest quality.

Mission

We exist to:

- Profitably expand our core business through strategically positioned alliances around the globe
- Attract investors by maintaining a track record of positive growth and acceptable returns
- Extend our proven diamond-ore reserves to more than 20 years through the aggressive exploration of areas hosting a preponderance of diamonds at the high end of the quality spectrum
- Upgrade productivity through ongoing research and development and the continual implementation of new technologies
- Manage all activities professionally and at the highest possible standard



- Enhance the quality of life in those communities in which we operate
- Play an active role in the personal growth of each employee so as to attract and retain only the best
- Empower those who work for us with the knowledge and resources to act responsibly in accordance with the shared values of all shareholders
- Foster close relationships with regulators and all levels of Government and statutory bodies, for the benefit of all stakeholders

Core values

We stand by the principles of:

- Honesty, integrity, dignity and reliability in all our dealings
- The sanctity of human rights, equality and non-discrimination
- Respect for the cultural diversity of each community and country in which we operate
- A safe and healthy working environment
- Cultivating an environmental conscience which begins with each individual project and extends to the greater planet



MISSION 1

PROFIT, EXPAND, PROGRESS



"Profitably expand our core business

through strategically

positioned alliances

around the globe"



Corporate highlights

- Record diamond sales, up 4% to US$168,4 million
- Sales revenue up 7% to R1 088 million
- Headline earnings per share down 67% to 28,2 cents
- R51 million increase in net cash balances to R159 million

Salient financial features

	2006 R'000	2005 R'000	Change %
Turnover	1 087 897	1 014 798	7,2
Average US$ exchange rate	6,38	6,25	2,1
Exploration costs	63 651	67 306	(5,4)
Mining income	156 427	236 661	(33,9)
Profit for the year before impairments	29 205	96 384	(69,7)
(Loss)/profit for the year	(120 744)	96 384	(225,3)
Headline income	29 748	90 278	(67,0)
Earnings per share (cents)			
• Basic	(114,5)	92,0	(224,5)
• Diluted	(114,5)	91,5	(225,1)
• Headline	28,2	86,2	(67,3)
Total dividend per share (cents)	30,0	40,0	(25,0)
Total assets	1 358 498	1 615 962	(15,9)
Net asset value per share (cents)	1 068	1 250	(14,6)

Sales revenue (R'000)


1200000
1000000
800000
600000
400000
200000
0
831 288
972 220
1 079 734
1 014 798
1 087 897
02
03
04
05
06

Headline earnings per share (cents)


Cents
Rand
300
250
200
150
100
50
0
12
10
8
6
4
2
0
10,10
9,71
6,25
6,38
212,4
270,2
222,2
86,2
28,2
02
03
04
05
06
— Average exchange rate

Five-year consolidated financial review

	2006 R'000	2005 R'000	2004 R'000	2003 R'000	2002 R'000
BALANCE SHEET					
Assets					
Property, plant and equipment	**659 027**	949 188	765 825	816 414	751 371
Goodwill	**37 096**	37 096	37 096	3 975	–
Investments	**200 637**	250 325	164 420	109 592	28 710
Deferred income tax assets	**10 166**	14 351	18 655	22 006	24 946
Current assets	**368 718**	365 002	521 064	486 268	385 913
Non-current asset classified as held for sale	**82 854**	–	–	–	–
Total assets	**1 358 498**	1 615 962	1 507 060	1 438 255	1 190 940
Equity and liabilities					
Stated capital	**206 417**	200 119	195 126	174 370	166 384
Reserves	**753 310**	913 764	882 547	787 400	648 422
Non-current liabilities	**180 351**	261 352	228 629	261 133	262 290
Current liabilities	**213 732**	240 727	200 758	215 352	113 844
Liabilities directly associated with non-current asset classified as held for sale	**4 688**	–	–	–	–
Total equity and liabilities	**1 358 498**	1 615 962	1 507 060	1 438 255	1 190 940
Net asset value per share (cents)	**1 068**	1 250	1 219	1 124	970

Total dividend per share (cents)


80
70
60
50
40
30
20
10
0
52,5
66,0
73,0
40,0
30,0
02
03
04
05
06

Net asset value per share (cents)


1400
1200
1000
800
600
400
200
0
970
1 124
1 219
1 250
1 068
02
03
04
05
06

Five-year consolidated financial review

	2006 R'000	2005 R'000	2004 R'000	2003 R'000	2002 R'000
INCOME STATEMENT					
Net operating income	**96 925**	188 153	321 160	344 331	263 028
Interest paid	**(8 730)**	(11 916)	(19 460)	(12 823)	(14 664)
Share of results of associated companies	**(6)**	(5)	(5)	17	8
Impairment of assets	**(218 792)**	–	–	–	–
Exceptional items	–	–	–	–	550
(Loss)/profit before income tax	**(130 603)**	176 232	301 695	331 525	248 922
Income tax	**(9 859)**	79 848	110 407	106 480	72 907
(Loss)/profit for the year	**(120 744)**	96 384	191 288	225 045	176 015
Earnings per share (cents)					
• Basic	**(114,5)**	92,0	186,2	222,9	208,6
• Diluted	**(114,5)**	91,5	183,8	216,7	201,7
• Headline	**38,2**	86,2	187,4	227,4	208,6
Dividend per share (cents)	**30,0**	40,0	73,0	66,0	52,5
Dividend cover	**0,94**	2,16	3,04	4,09	4,05



MISSION 2 EXPLORE, QUALITY, GROW

"Extend our proven diamond - ore reserves to more than 20 years through the **aggressive exploration** of areas hosting a preponderance of diamonds at the high end of the quality spectrum"



Trans Hex at a glance

The Trans Hex Group is a world leader in the exploration, mining and marketing of high-quality alluvial diamonds from both land and sea operations.

- The only JSE-listed diamond mining and marketing company
- Well-established land operations in South Africa with expanding Angolan mining activities. The South African operations are cash generative and enable Trans Hex to actively explore new opportunities
- Continual focus on exploration activities to increase reserves
- Strong management team with extensive understanding of industry and regulatory environments
- BEE status fully compliant with the Mining Charter
- 23-year history of paying dividends

Land operations

South Africa

The Lower Orange River operations are situated along the banks of the Orange River approximately 50 km upstream from Alexander Bay. They are characterised by the large, high-quality diamonds which they produce.

Baken
Trans Hex's flagship operation. The Baken Central Plant has a 1 350 tonne/hour processing capacity. The PK Plant is also located within the Baken mining area, and was recently upgraded to improve plant throughput capacity.

Bloeddrif
The Bloeddrif operations treated 279 000 m^3 of gravel during the 2005/2006 financial year resulting in the recovery of 11 709 carats.

Reuning
The Reuning Suidhek plant currently treats selected dumps and remnants in the Reuning central area.

Gariep
An empowerment joint venture with representatives of the local community.

The Middle Orange River operations are located between Prieska and Douglas in the Northern Cape. Diamonds produced are characterised by their large stone size.

Middle Orange River

Saxendrift
The Dense Medium Separation Plant currently treats old recovery plant tailings, in situ remnants and pan tailings dump material.

Niewejaarskraal
The Niewejaarskraal plant treats gravel from both the Niewejaarskraal and Viegulands Put deposits.

Joint ventures
Numerous empowerment joint ventures have been established to treat smaller-scale deposits.

Angola

Luarica
Luarica has been in production since 2003. A plant upgrade took place during 2005/06. Trans Hex has a 35% interest in the project.

Fucauma
The plant for full-scale mining was commissioned during June 2005. Trans Hex has a 32% interest in the project.

Exploration

Both alluvial and kimberlite exploration are undertaken in South Africa, Angola and elsewhere in Africa.

South Africa

Both kimberlite and alluvial exploration activities are in progress in targeted areas throughout South Africa.

Angola

Gango
Located in the Cuanza Sul Province of Angola. It is an early-stage kimberlite exploration project. Micro diamond analysis and bulk sampling is currently under way.

Luana
Adjacent to the Luarica concession. Early exploration results show encouraging potential.

Other areas
Early-stage joint-venture kimberlite exploration projects are under way in Botswana and Liberia. Various prospects in other territories are under investigation.

Marine operations

Trans Hex holds approximately 11 300 km^2 of concession areas off the South African coast. The operations are conducted via shallow-water surf zone and boat contractors and two mid-water mining vessels.

Shallow water
Situated around the De Punt and Port Nolloth processing plants on the South African West Coast.

Mining Vessels
Mv Ivan Prinsep a 966-tonne vessel with a 40-tonnes/hour on-board diamond processing plant.

Mv Namakwa a 1 616-tonne vessel with a 50-tonnes/hour on-board diamond processing plant.

Directors

Tokyo Sexwale (53)

Certificate in Business Studies (Univ of Botswana, Lesotho and Swaziland), PhD Hon Causa (Nott)

Non-executive chairman (appointed 2000)

Other directorships include chairman of Mvelaphanda Holdings (Pty) Limited and numerous other mining, energy and financial services companies

Representation on Trans Hex committees: advisory and remuneration

Bernard van Rooyen (72)

BA LLB (Wits)

Non-executive deputy chairman (appointed 1993)

Other directorships include numerous mining companies

Representation on Trans Hex committees: advisory, audit and remuneration

Llewellyn Delport (44)

BSc (Chem Eng), MBA (UCT)

Managing director (appointed 2004)

Representation on Trans Hex committees: advisory and remuneration

Denis Falck (60)

CA(SA)

Non-executive director (appointed 2005)

Other directorships include Remgro Limited, RMB Holdings Limited, FirstRand Limited, FirstRand Bank Limited and Total South Africa (Pty) Limited

Edwin Hertzog (56)

MB, ChB, MMed (Stell), FFA (SA)

Non-executive director (appointed 1990)

Other directorships include Medi-Clinic Corporation Limited, Remgro Limited

Representation on Trans Hex committees: remuneration

Niel Hoogenhout (52)

BComm LLB (Stell), CA(SA)

Independent non-executive director (appointed 1988)

Representation on Trans Hex committees: audit

Magda Loubser (46)

BAcc (Hons) (Stell), CA(SA)

Executive director: finance (appointed 2001)

Representation on Trans Hex committees: advisory

Alwyn Martin (68)

BComm (UCT), CA(SA)

Independent non-executive director (appointed 1997)

Other directorships include Barnard Jacobs Mellet Holdings Limited, Credit Guarantee Limited, Medi-Clinic Corporation Limited and Santam Limited

Representation on Trans Hex committees: advisory and audit

Mark Willcox (36)

BA LLB, Post Grad Dip Tax (UCT)

Non-executive director (appointed 2000)

Other directorships include Mvelaphanda Holdings (Pty) Limited and other mining and energy companies

Alternate directors

Pine Pienaar (42)

BComm (Hons) (UNISA), CA (SA)

Alternate Director to Mark Willcox (appointed 2004)

Other directorships include Mvelaphanda Resources Limited and numerous other mining companies

Clyde Johnson (46)

BA (UCT), BSCE (Mississippi)

Alternate director to Tokyo Sexwale (appointed 2005)

Other directorships include Mvelaphanda Resources Limited and numerous other mining companies

Senior management

Mervyn Carstens (42)

Group executive : Land Operations

National Diploma : Human Resources (Vaal), IRDP (Stell)

Bertus Cilliers (37)

Group manager : New Business

MSc (Stell)

Manie Kriel (36)

Operations manager : Lower Orange River

BSc Eng (Pretoria), MBL (UNISA)

Tim Lee (40)

Group manager : Marketing

MBA (Newcastle)

Jeffrey Ovian (46)

Managing director : Trans Hex Angola Ltda

BSc Mining (CSM), MIM (GARVIN)

Stephen Robinson (43)

Group manager : Finance

BAcc (Wits), CA(SA)

Gideon Scheepers (36)

Group manager : Projects

NHDT (Ext. Met), PMD (Gibs)

Stan Turketti (51)

Group manager : Security

National Diploma in Police Administration

George Zacharias (48)

Group company secretary

BA LLB (Rhodes)



MISSION 3 COMMUNICATE, INTERACT, ADVANCE

"Foster **close relationships** with regulators and all levels of Government and statutory bodies, for the **benefit** of all stakeholders"

The group experienced tough market conditions with margins impacted by a sustained strong rand, increased fuel prices and deteriorating diamond prices in the second half of the financial year. Nevertheless, headway was made with the strategic imperative of increasing diamond reserves.

Headline earnings per share were 67% lower than the previous year at 28,2 cents. However, the group's South African operations continue to generate strong cash flows, with cash retained from group operating activities after dividend paid improving from R68 million to R167 million.

The results demonstrate the operational progress in the group's land operations with increased group carat production. The Baken operation increased production by 13% while the unit cost reduction which resulted from the Maximised Shift System was sustained. The production profile at Baken is expected to remain consistent for several years.

Carat production by the Angolan operations increased 55% year on year. The Fucauma operation is now in full production having produced 83 000 carats for the year. However, planned volume targets were not met and the loss on Angolan mining income widened from R21,7 million to R38,0 million. Management is implementing various initiatives in order to ensure the profitability of the Angolan operations. A new marketing channel introduced in February 2006, which is supporting higher prices, also bodes well.

The deficit on marine mining income increased from R15,2 million to R26,1 million. The shallow-water marine operations remain cash positive. Profitability of the deep-water mining vessels should improve, with mv Namakwa moving into full production on proven ore reserves rather than primarily conducting sampling operations.

The group's exploration programme remains a high priority with encouraging kimberlite exploration projects being undertaken in South Africa and Liberia. Ongoing kimberlite exploration on the Gango concession in Angola has to date yielded moderate to low diamond-bearing potential. The final results for the project are expected towards the middle of the financial year. The conversion of the service-agreement at the Luana concession in Angola into a full-scale joint-venture agreement is an important strategic milestone as it demonstrates the confidence of our partner, the Angolan State Diamond Organisation (Endiama), in our capability. Our working relationship with Endiama started some four years ago and continues to strengthen as evidenced by the signing of this agreement.

Trans Hex is committed to solid corporate citizenship and its achievement as one of only 49 companies accepted in the JSE SRI Index in 2006 reflects the strength of the sustainability measures in place across the group. In particular, management is to be congratulated on achieving a world-class safety performance, measured in terms of the disabling injury frequency rate which improved from 1,64 per 200 000 man hours in 2005 to 0,51 in the year under review.

The group continues to focus on broad-based transformation and has made further progress during the year. In particular, employment equity statistics exceed the targets stipulated in the Mining Charter. In addition, total procurement from BEE vendors amounted to 32% compared to 28% in 2005.

Although the Diamond Amendment Act was promulgated in early 2006, the amended regulations for the new diamond legislation as well as the Money Bill, which will govern export duty provisions, await finalisation. The ultimate implications of the revised legislation are accordingly yet to be determined. Trans Hex will seek to adapt to the new legislation in a manner that will satisfy the Government's local beneficiation objectives, whilst maintaining its ability to deliver value to shareholders.

I extend my appreciation to all employees for their considerable efforts during a difficult year. We remain focused on our vision of being a low-cost world-class player in the exploration and mining of high quality diamonds from both alluvial and kimberlite deposits. We are dependant upon and value the support of all our stakeholders in helping us achieve our vision, and believe that this support will continue and strengthen during the forthcoming year to enable us to unlock the vast potential which the group has in all areas of operation.

T Sexwale
Chairman





MISSION 4 ENGAGE, DEVELOP, IMPROVE

Financial review

Average rough diamond prices in the second half of the year deteriorated by 18% relative to the preceding six months. The rough inventory was reduced in anticipation of this trend. Despite this, diamond sales were only 7% higher in rand terms at R1 088 million (2005: R1 015 million) and 4% higher in dollar terms at US$168 million (2005: US$162 million). Cash retained from operating activities after dividend paid improved from R68 million to R167 million.

Cost of sales increased by 20% to R931 million (2005: R778 million) mainly as a result of the reduction in diamond inventories (R106 million movement year on year). Production costs increased by 6,7% due to higher fuel prices, labour costs relating to the implementation of the maximised shift system and increased production from Fucauma.

The loss on Angolan mining income increased from R21,7 million to R38,0 million as a result of not meeting volume targets.



"Empower those who work for us with the **knowledge and resources** to act responsibly in accordance with the **shared values** of all shareholders"

The deficit on Marine mining income increased from R15,2 million to R26,1 million. Carats decreased from 69 900 carats to 48 500 carats as a result of sampling in the new NAMDEB contract area and the impact of adverse weather conditions on the shallow-water operations. The mv Namakwa is now in full production on these proven ore reserves.

As announced in the interim results, and in accordance with IAS 36, the group has recorded impairments totalling R150 million. These relate to investments in the Cacolo and Caquilo alluvial and kimberlite exploration projects in Angola and the Tirisano Mine near Ventersdorp. In addition, the board has taken a decision to dispose of the Middle Orange River assets and subsequently the value of these assets has been partially impaired.

Headline earnings per share at 28,2 cents is 67% lower than the prior year. After impairments, the loss for the year amounts to R121 million (or 114,5 cents per share) compared to a profit of R96 million for the prior year.

Operations

Land

South Africa

Carat production totaled 130 700 carats, marginally lower than the 137 100 carats produced during the previous year, due primarily to reduced production at both Saxendrift and Reuning.

Lower Orange River

Baken

Baken produced 98 850 carats (2005: 87 400), with an average stone size of 1.19 carats per stone (2005: 1.21 carats per stone). The average grade realised remained stable at 2,37 carats/100m^3 (2005: 2,39 carats/100m^3).

A significant portion of the increased carat production is attributable to higher volumes treated (+29%) at the Baken Central plant as a result of the Maximised Shift System and improvements in plant utilisation. The PK treatment facility was upgraded to effectively liberate locked diamonds from conglomerated gravels in the Swartwater area, as well as to improve plant throughput capacity.

Alternative overburden stripping methods were investigated with the aim of reducing the disproportionately high earthmoving equipment replacement costs projected up to 2008. The board approved the required capital expenditure to replace three diesel-driven large excavators with two larger electrically-driven units, which will reduce operating costs.

The Lower Orange River region produced 10 stones in excess of 30 carats (2005: 22 stones), the largest being a 90.77 carat stone.

Proven and probable reserves from the paleochannel and surrounding terraces are recorded on page 18.

Bloeddrif

The Bloeddrif operation's carat production was 32% higher at 11 700 carats (2005: 8 900 carats). Production from the project's second scour feature was the main contributor to the increase in carats. The Gariep joint venture contributed 1 700 carats (2005: 4 900 carats).

The proven and probable reserves appear on page 18.

Reuning

The Reuning operation achieved 3 500 carats (2005: 9 000 carats). The reduction in carats is the result of discontinuing the Jakkalsberg operations as well as the processing of Nxodap material through the Suidhek plant.

The Suidhek plant treated selected dumps and remnants in the Reuning Central area during the financial year.

Plans to introduce a mobile plant with associated infrastructure and earthmoving capability at Nxodap are well underway and are scheduled to go into production during 2006.

Middle Orange River

Saxendrift

The Saxendrift operation achieved 7 400 carats (2005: 14 000 carats). The Saxendrift DMS plant continued to treat old recovery plant tailings.

During the past year these operations focused on preventing operational losses while reducing and limiting rehabilitation liabilities.

Saxendrift produced 18 stones in excess of 30 carats, the largest being a 174.86 carat stone recovered by a sub-contractor.

A tender process is currently underway to sell the group's Middle Orange River projects. The operation is cash positive and is a viable opportunity for lower-tier producers. A Competent Persons Report was compiled by Messrs Venmyn Rand, which was circulated to prospective purchasers. Final bids are scheduled for adjudication during July 2006.

Angola

Luarica

Production at Luarica, in which Trans Hex has a 35% interest, decreased to 93 000 carats (2005: 96 000 carats), following delays in commissioning the new larger washing plant, late arrivals of additional earthmoving equipment and an incident of labour unrest. Revenue per carat continued to average in excess of US$300 per carat.

The new MB200 washing plant became operational in February following equipment supply and port clearing delays. Although excavator equipment is in short supply, the project acquired three new Caterpillar 631 bowl scrapers to accelerate stripping of overburden.

Costs came under pressure due to expenses incurred in constructing the mine housing complex as well as for infrastructure improvements.

Sporadic labour unrest was encountered for the first time. The joint management team is implementing measures to prevent further incidents of this nature.

Fucauma

Trans Hex holds a 32% interest in the Fucauma project. The project was inaugurated in June 2005 and by August the mine was producing approximately 8 000 carats per month. Production for the year amounted to 83 000 carats. As Fucauma tends to produce smaller stones, revenues were impacted by the decrease in prices for this category of stone at the end of 2005. However, average sales prices continued to exceed US$200.



Marine

Total production from marine operations amounted to 48 500 carats (2005: 69 900 carats). For the duration of the entire reporting period, both deep-water mining vessels, the *Mv Ivan Prinsep* and *MV Namakwa,* were utilised for mining and prospecting in the NAMDEB mid-shelf concession areas of Namibia in terms of the joint-venture agreement with Namibian empowerment group, EPIA Minerals (Pty) Ltd. Early production indications support our view that sampling work which was carried out at the end of the financial year will bear fruit in the coming year.

The mining availability of both vessels was negatively affected by adverse weather and sea conditions throughout the period. The *Mv Ivan Prinsep* undertook sampling in the NAMDEB concession areas for 25% of its available time, as per contractual obligations, and achieved encouraging results.

A survey, sampling and possibly mining programme for the South African concession areas is scheduled for the second half of the current financial year.

The environmental monitoring and reporting programmes onboard the vessels met with the requirements of the regulatory authorities and the concession holder, NAMDEB.

High levels of health and safety standards were achieved onboard both vessels and Trans Hex Marine (Namibia) (Pty) Limited was jointly awarded first prize, Section B, in the 2005 inter-mine safety competition held by the Namibian Chamber of Mines.



Due to the adverse sea conditions prevailing during most of the past year, the shallow-water contractor operations delivered only 14 800 carats (2005: 30 400). The Southern Sector, which produced 10 700 carats (2005: 25 200), was the leading contributor. On average, 31 independent contractors were deployed in the shallow water concession areas over the past year.

Exploration

South Africa

Kimberlite exploration

The first phase of a regional kimberlite exploration programme using airborne gradiometer technology proved effective in identifying existing kimberlites and defining new prospective targets in previously problematic kimberlite exploration terrains. Prospecting right applications over a number of properties were submitted to and are expected to be issued by the Department of Minerals and Energy by mid-2006.

Tirisano

The earn-in target for the Etruscan Diamonds' Nooitgedacht property was achieved in June 2005, resulting in the Trans Hex/Mvelaphanda Resources joint-venture company, Mvelaphanda Exploration (Pty) Limited, acquiring a 50% interest in the property. Lower-than-expected grades, the lack of identified long-term reserves as well as the strong rand resulted in the Tirisano Mine being placed under care and maintenance during November 2005 and the subsequent impairment of the group's investment in the project.

Middle Orange River

Exploration sampling of Terrace B at Niewejaarskraal yielded marginally unpayable grades, but revealed excellent stone sizes from both the basal and the Rooikoppie gravels.

Angola

Gango

All geological and analytical work undertaken to date indicates that the large K6 kimberlite on the Gango concession is diamondiferous. Results however suggest a moderate to low interest rating as far as diamond-bearing potential is concerned.

Core drilling to evaluate the deeper crater facies of the K6 pipe was completed. Reverse circulation drilling to extract a 200 ton bulk sample from K6 commenced in February 2006, with final results due by end June 2006. A 160m^3 sample of basal gravels overlying the pipe was extracted and treated on site, yielding 231 diamonds at an average size of 0.25cts/st and an average grade of 36cts/100m^3. Additional untested airborne magnetic, ground gravity and stream sample anomalies are being evaluated and a number of new undiscovered kimberlite targets will be drilled in the next two months.

Luana

Dredge sampling of the central 8 kilometer portion of the Luana River was completed and results indicate an average grade of 0.37 cts/m^3 at an average stone size of 0.35cts/st. Reverse circulation and auger drilling of the west bank was completed and results indicate extensive terrace gravels associated with the Luana River as well as gravel-filled channel features in the older Calonda Formation. Evaluation bulk sampling of these deposits is set to commence shortly.

After a lengthy process the Luana service agreement was replaced with a prospecting contract, which was signed on 5 May 2006.

Caquilo

Exploration activities on the Matikara's Caquilo concession were completed in October 2005. A feasibility study on the results indicated that the anticipated volumes and grades of the deposit did not meet the investment criteria of the partners.

Other concessions

Botswana

Micro-diamond analysis of drill samples from the A15 kimberlite body returned a negative result, with no micro-diamonds being recovered. Tsodilo Resources, the majority partner in the project, will continue exploration work on the project.

Liberia

The Kpo kimberlite project is a joint venture with Mano River Resources. Trans Hex will spend US$2 million to acquire 50% equity in the project. To date some six kimberlite pipes have been discovered, five of which are confirmed as diamondiferous. Detailed soil sampling, ground magnetics and gravity and delineation pitting have been conducted since resumption of exploration in 2005. The two largest pipes, at just less than seven hectares and four hectares respectively, have been mined at surface by artisanal diamond miners for some time. Subject to encouraging results, a larger diameter drilling and surface bulk-sampling programme will be conducted to establish the macro-diamond grade and value of these pipes.

The rough diamond market

Total diamond revenue for the group amounted to US$168,4 million, an increase of 3,8% compared to the total recorded in the previous financial year. Of this amount, US$148,2 million was attributed to South African production, US$13,9 million to the Angolan operations and US$6,3 million to the Namibian deep-water marine operation.

Trans Hex continues to sell its South African production through the tender system at the South African Diamond Bourse. All Angolan production is sold through the Sodiam marketing channel in accordance with Angolan legislation, and the Namibian marine production is sold to Namdeb.

Although the financial year started off very strongly in terms of both pricing levels and demand, which lasted until August, the rough market eased significantly for the mid to lower size ranges in September. This was largely due to liquidity problems in the diamond pipeline and the disparity that existed between rough diamond price increases and those of polished. This trend continued through to year end, and prices in the outside market have yet to show any real recovery.

The demand and prices for large gem-quality stones, for which Trans Hex is particularly renowned, have however stayed firm and real shortages exist for large stones and fancy colours.

Highlights from sales during the period include twelve stones in excess of 50 carats in weight, of which two exceeded 100 carats, as well as two fancy colour pink stones that achieved prices in excess of US$90 000 per carat, setting a new Trans Hex price per carat record.

Despite current difficulties in the market, Trans Hex believes that the fundamentals of the industry and rough production will remain strong in the medium and long term.

The group's procedures, sales and exports continue to meet the criteria of the Kimberley Process to ensure sustained confidence in the Trans Hex production and name. An external audit report of the group's internal controls that comply with the Kimberley Process is included on page 35.

Human capital

Employment equity

The group has largely met its employment equity targets. The table below indicates the group's progress in this regard. The current focus is on employing women in management positions and also employing differentially-abled employees.

OCCUPATIONAL LEVEL	ACTUALS AS AT MARCH 2005		PERCENTAGE TARGETS (2006)		ACTUALS AS AT MARCH 2006	
	Non-designated	Designated	Non-designated	Designated	Non-designated	Designated
Top management F-Band	33,4%	66,6%	70%	30%	0%	100%
Senior management E-Band	75%	25%	60%	40%	90%	10%
Professionally qualified D-Band	47%	53%	55%	45%	44%	56%
Skilled and technically qualified C-Band	23%	77%	30%	70%	20%	80%

Training and development

In strategically aligning the group's education, training and development activities to the objectives of the national Human Resources Development legislation, the group successfully implemented the first phase of an integrated human resource system, namely the development of integrated job profiles and line management training. An outcomes-focused performance management system is currently being implemented, which centres on the outcomes as well the competence required to achieve goals. This system not only supports the education, training, development and growth of individual employees, but also contributes directly to the group's success.

Excellent progress was made with the Adult Basic Education and Training (ABET) programme at Baken, Reuning, Saxendrift and De Punt, with 91 subject registrations in English (levels 2, 3 and 4) and Mathematics (levels 1, 2 and 3) for the November 2005 Independent Examination Board exams. A 76% pass rate was achieved.

1 493 training opportunities were created for individual employees, focusing on a wide range of subject matters including technical, risk assessment, occupational-based health and safety and behavioural skills.

HIV/Aids and employee wellness

The company subscribes to a holistic wellness programme that includes psycho-social areas and a HIV/Aids management programme.

As an integral part of the HIV/Aids management programme, a Voluntary Testing and Counselling intervention on HIV/Aids was conducted during June and July 2005. A participation rate of 64% was achieved. The recommended actions proposed by the results report were implemented.

A full-time wellness co-ordinator will be appointed for the group, based at Baken, whose functions will include the overseeing of the group's HIV/Aids management process.

Safety, health and environment

The group made significant progress in reducing the frequency of its lost time incidents. The disabling injury frequency rate (DIFR) for 2005 reached a world-class level of 0,51 (2005: 1,64).

A detailed safety, health and environmental report is included in the Sustainability and Mining Charter Report on page 24.

Corporate social investment

Trans Hex's corporate social investment activities continued during the year under review. These activities included the development of community-based small and medium enterprises as well as small-scale mining operations. For example, an internet café was established at Baken which supplies internet services to the community at no charge.

An amount of R33 million (2005: R26 million) was paid to the Namaqualand Diamond Fund Trust during the reporting period. The trust which has initiated numerous community development projects has received a total of R255 million from Trans Hex since its inception.

JSE Social Responsibility Investment Index (SRI)

Trans Hex voluntarily participated in the 2005/2006 JSE SRI Index and is one of only 49 companies accepted on the Index. The SRI Index will be utilised as a benchmarking tool on sustainability issues and will provide the group with an opportunity of improving its year on year performance against the Index.

Legislation

Although the Diamonds Amendment Act was promulgated early in 2006, amended regulations regarding the new diamond legislation in South Africa as well as the Money Bill, which governs export duty provisions, are still awaiting finalisation. As such, the ultimate implications of this revised legislation are yet to be determined.

Trans Hex seeks to adapt to the new legislation in a manner that will satisfy the Government's objectives for beneficiation, whilst maintaining its ability to deliver value to its shareholders.

Outlook

The following factors are anticipated to positively impact on future earnings:

- The production profile at Baken is expected to remain consistent for the next few years.
- The newly installed third washing plant at Luarica is expected to improve production.
- The recently signed Luana prospecting agreement provides for more operational control. Bulk sampling will commence during this financial year.
- The Phakalane joint venture has identified specific kimberlite target areas in South Africa which are being pursued.
- Diamond prices in US dollars achieved through Trans Hex's South African marketing system for larger categories stones are expected to remain firm.



L Delport
Managing director

Diamond Reserves

	Proved			Probable		
Project name	Ore (m³ x 1 000)	Grade (cts/100m³)	Carats (Cts)	Ore (m³ x 1 000)	Grade (cts/100m³)	Carats (Cts)
Baken	9,922	2.31	229,288	17,197	1.51	258,919
Bloeddrif				1,529	1.68	25,631
Reuning				1,181	2.45	28,896
Middle-Orange				1,339	1.44	19,296
Luarica*				2,059	11.11	228,779
Fucauma*				1,625	16.88	274,191
Luana*				166	18.24	30,252
Total	9,922	2.31	229,288	25,096	3.45	865,964

Diamond Resources

	Measured			Indicated			Inferred		
Project name	Ore (m³ x 1 000)	Grade (cts/ 100m³)	Carats (Cts)	Ore (m³ x 1 000)	Grade (cts/ 100m³)	Carats (Cts)	Ore (m³ x 1 000)	Grade (cts/ 100m³)	Carats (Cts)
Baken	10,675	2.26	241,456	19,747	1.49	294,358	16,757	0.97	162,895
Bloeddrif				25,287	0.60	150,498	22,065	0.64	140,166
Reuning				4,489	0.96	43,155	21,998	0.49	107,946
Middle-Orange				9,605	0.89	85,300	31,457	0.86	269,693
Luarica*				1,304	19.76	257,711	1,326	21.55	285,790
Fucauma*				2,732	19.84	541,895	6,026	14.59	879,176
Luana*				109	28.22	30,627	6,509	17.90	1,165,276
Total	10,675	2.26	241,456	63,273	2.22	1,403,544	106,138	2.84	3,010,942

Marine diamond reserves and resources

	Measured			Indicated			Inferred		
Concession	Area (m2)	Grade (cts/m2)	Carats (Cts)	Area (m2)	Grade (cts/m2)	Carats (Cts)	Area (m2)	Grade (cts/m2)	Carats (Cts)
2b				515,210	0.21	108,194	1,043,000	0.11	114,730
3b				550,000	0.07	38,500	460,000	0.05	20,700
6b							5,838,711	0.02	99,258
11b				83,000	0.04	3,320			
13b				72,169	0.05	3,608			
Total	0	0	0	1,220,379	0.01	153,623	7,341,711	0.00	234,688

Notes:

- Diamond resources are quoted inclusive of diamond reserves.
- All resources are quoted as recoverable grades at a bottom screen cutoff of 2mm for South African and 1.6mm for Angolan projects.
- Total project Reserves and Resources are shown for Angola. THG share of these projects are: Luarica 35%, Fucauma 32% and Luana 33%.
- Diamond Reserve grades for Angolan projects are quoted as ROM grades, i.e. bulked and diluted.
- All other diamond grades are quoted as *in situ* grades.

General notes

The group's Diamond Resources and Diamond Reserves are stated in terms of the South African Code for the Reporting of Mineral Resources and Mineral Reserves (The SAMREC Code). As required by the SAMREC code, Mr. L M Cilliers has been appointed Competent Person responsible for the reporting of the group's Resources and Reserves. He is currently the Manager of the New Business Division of Trans Hex, is a qualified geologist (MSc), affiliated with SACNASP and has more than 10 years experience in diamond exploration and diamond Resource/Reserve estimation. Trans Hex calculates its Resources and Reserves on a bi-annual basis and compiles a detailed internal report dealing with the assessment and reporting criteria used in these estimations. All resources are reported exclusive of reserves.

In the past Trans Hex calculated it's Diamond Resources as those Resources that will become payable in the next 10 years. This was done to comply with the SAMREC definition that states that a mineral resource must have 'a reasonable and realistic prospect for eventual economic extraction'. In line with general industry practice Trans Hex has now adopted the principle of reporting all resources irrespective of payability. The Resource statement is now a more accurate reflection of the total identified potential of the various projects.

The only major change in the Baken Resource/Reserve situation was the depletion of 98,850 carats from Reserve through mining activities. The focus for the coming period remains the upgrading of the 163,000 carat Inferred Resource to Indicated status through bulk sampling as well as the delineation and sampling of all remaining stockpiles and dumps yet to be added to the Diamond Resource.

The Bloeddrif Reserves were depleted by 11,700 carats during the year and apart from minor changes in block payability, remained static. The challenge at Bloeddrif is to unlock the value of the remaining 250,000 carat Resource through innovative technology and alternative cost structures. An active investigation into the options available was initiated at the end of 2005. Limited mining of the Reuning Central area over the past year resulted in the Reserve situation at Reuning remaining the same as in the previous year.

In February 2006 Venmyn Rand (Pty) Ltd completed an Independent techno-economic valuation report in the form of a Competent Persons Report (CPR) on Trans Hex's Middle-Orange projects. The report vetted the existing Trans Hex Diamond Resource Reserve statement and established a valuation range for the disposal process of the Middle-Orange projects. The Diamond Resource Reserve statement of the CPR was used as is in the 31 March 2006 Trans Hex statement.

In Angola mining activities at Luarica depleted 93,000 carats over the past year. Additions to reserves, contiguous to the current mining areas, resulted in a net addition of almost 100,000 carats, thereby replacing what was mined in the year. The operations at Luarica have focused primarily on mining the known reserves over the past two years, but unlocking of the wider potential of the concession through exploration remains a priority.

The Fucauma Resource Reserve statement is a preliminary statement based on the March 2005 reserve statement.

The Fucauma project went into full production in June 2005 and produced 83,000 carats for the year to end March. Bulk sampling and trial mining of high potential areas outside of the currently defined Reserve areas is ongoing and results in a slower depletion rate of the Reserve than normal production numbers suggest.

Dredge bulk sampling of the Luana River identified an 8 kilometer long well-mineralised zone in the centre of the Luana concession. Drilling of the adjacent terraces and Calonda formation on the west bank of the river defined an Inferred resource of 1,165,000 carats in this zone. Evaluation of this area through bulk sampling will commence by mid 2006.



MISSION 5 NURTURE, PROMOTE, INVOLVE

"Play an active role in the personal growth of each employee so as to attract and retain only the best"

Corporate governance

Trans Hex Group Limited and its directors have accepted and are fully committed to the following seven commonly accepted characteristics of good corporate governance in accordance with the King II Report: discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. The directors believe that the company has in all material respects complied with the Code of Corporate Practices and Conduct as set out in the King II Committee Report and comment as follows:

Board of directors

The group has a unitary board structure. The board meets on a quarterly basis, retains full and effective control over the group and monitors the executive management. The board itself takes key decisions to ensure it retains proper direction and control of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholder reporting.



The roles of the chairman and managing director do not vest in the same person and the chairman is a non-executive director. The chairman and managing director provide leadership and guidance to the group and encourage proper deliberation of all matters requiring its attention, with optimum input from the other directors.

There is a clear division of responsibility at board level to ensure a balance of power and authority such that no one individual has unfettered power of decision making.

The board has five non-executive and two independent non-executive directors who are appointed for specific terms. Reappointment is not automatic. Such appointments are formal and transparent and a matter for the board as a whole. There are two executive directors on the board.

During the year under review, the board met four times. The board schedules to meet at least once every quarter. All the members attended all the meetings with the exception of:

• Tokyo Sexwale	23 May 2005
	10 March 2006
• Mark Willcox	23 May 2005
	7 November 2005
	10 March 2006

The alternate directors to Messrs Sexwale and Willcox, Clive Johnson and Pine Pienaar, attended these meetings for the principal directors who were unable to attend the meetings due to urgent overseas business commitments.

A number of standing committees of the board have been established. These committees operate with written terms of reference and comprise, in the main, non-executive directors. The chairman of each committee is a non-executive director.

Board charter

A copy of the group's Board Charter is available for review on the group's website - www.transhex.co.za.

Remuneration committee

The members of the remuneration committee are:

- Edwin de la H Hertzog (chairman)
  (non-executive director)
- Tokyo Sexwale (non-executive chairman)
- Bernard van Rooyen (non-executive director)

The managing director attends meetings of the remuneration committee, but does not participate in any discussion or decisions regarding his own remuneration.

The remuneration committee reviews and approves the remuneration and terms of employment of executive directors and senior employees of the group. The remuneration committee has satisfied its responsibilities during the year in compliance with its terms of reference.

The remuneration committee met on four occasions during the year. A quorum was present at each of these meetings.

Non-executive directors do not have service contracts. The remuneration paid to executive and non-executive directors of the group is disclosed in total in Note 19 to the annual financial statements.

Audit and risk committee

The members of the audit and risk committee are:

- Alwyn Martin (chairman)
  (independent non-executive director)
- Emil Bührmann (non-executive director)
  (Resigned 7 November 2005)
- Niel Hoogenhout (independent non-executive director)
  (Appointed 10 March 2006)
- Bernard van Rooyen (non-executive director)

Both the internal and external auditors have unrestricted access to the audit and risk committee, which ensures that their independence is in no way impaired. Meetings are held regularly and are attended by representatives of the external and internal auditors. The managing director and the financial director attend as representatives of the group's management.

The audit and risk committee deals with issues relating to risk management, the internal and external audit, including accounting policies and financial reporting, health, safety and environmental management, the safeguarding of assets, and internal control within the mandate given by the board. The audit and risk committee has satisfied its responsibilities during the year in compliance with its terms of reference.

The audit and risk committee met on four occasions during the year and all the members attended the meetings.

The group has established a group risk management committee (GRMC) with each major operation having established operational subcommittees. The GRMC reports to the audit and risk committee on all risk management issues. A group risk manager has been appointed to assist management with the ongoing process of identifying, evaluating and managing significant risks.

The group risk register is regularly reviewed and updated by the GRMC. Corrective actions and preventive measures are taken and thereafter closely monitored. Any significant risk that is new to the group is reported via the GRMC to the audit and risk committee.

Employees are obliged to report incidents and "near misses" which are captured in an electronic incident reporting system which was introduced during 2005. All incidents and "near misses" are investigated by management and corrective action is implemented and recorded before the close off of any incidents. All incidents are trended by type, area, cost and location.

Internal control

The group maintains adequate accounting records and effective systems of internal control and risk management over financial reporting and the safeguarding of assets against unauthorised acquisition, use or disposition.

These systems are designed to provide reasonable assurance to the company's management and board of directors regarding the preparation of reliable published financial statements. They include a documented and tested organisational structure and division of responsibility and established policies and procedures, including a code of conduct to foster a strong ethical climate, all of which are communicated to all personnel.

Internal auditors monitor the operation of the internal control systems, report findings and make recommendations to management and the board of directors. Corrective actions are taken to address control deficiencies and opportunities for improving the system are constantly sought. The board, operating through its audit and risk committee, supervises the financial reporting process.

The group assessed its internal control system as at 31 March 2006 in relation to the criteria for effective internal control over financial reporting. Based on its assessment, the group is satisfied that its systems met those criteria.

Professional advice

All directors have access to the advice and services of the group company secretary who is responsible to the board for ensuring procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the group and have unrestricted access to company records.

Management reporting

The group has comprehensive management reporting disciplines in place, which include the preparation of annual budgets by all operating units. The boards of directors of the operating companies and the holding company approve individual operational budgets. Monthly results and the financial status of operating units are reported against approved budgets and compared to the prior year. Profit projections and forecast cash flows are updated monthly while working capital and borrowing levels are monitored on an ongoing basis.

Employer/employee relations

The group uses a variety of participative structures to deal with issues affecting employees directly and materially. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees and other participative forums. These structures, set up with trade unions and other employee representatives, are designed to achieve good employer/ employee relations through effective sharing of relevant information, consultation and the early identification and resolution of conflict.

Equal opportunities

The group believes in creating a stimulating work environment whereby employees enjoy equal rights. Actions taken to bring about changes necessary to reflect the composition of the South African population include identifying and removing all discriminatory provisions. All new appointments are made in full compliance with the company's enhanced employment equity targets.

Share transactions by directors and senior personnel

According to group policy, directors and senior personnel are required to adhere to the code of conduct with regard to dealing in shares of the group during periods of price sensitivity.

Code of conduct and code of ethics

The group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders. The directors have implemented controls to monitor that the values, behaviour and ethics, as outlined in the company's corporate charter and Code of Ethics, are being adhered to.

A confidential reporting mechanism is in place where employees are assured of anonymity when reporting matters relating to diamond theft, fraud and other crime within the company.



MISSION 6 EMPOWER, ENHANCE, SUSTAIN

Sustainability and Mining Charter report

Trans Hex views sustainability as the ongoing ability to protect and grow shareholder value through positively managing the group's impact on and relationship with diverse stakeholder constituencies. In support of its commitment to sustainable development, the group makes available funding, as well as its expertise and business skills, to protect and develop the overall economic, social and natural environment in which it conducts its business, by *inter alia*:

- Integrating economic, social and environmental concerns and opportunities within decision-making forums at all levels and applying these factors in delivering business goals in line with the group's overall strategy
- Being an efficient, ethical and value-creating business
- Creating meaningful employment in safe and healthy environments
- Reducing its environmental impact and contributing to biodiversity management
- Innovation, technology and process improvement
- Entering into social partnerships to address societal problems such as HIV/Aids and lack of rural development
- Striving to ensure that its values and practices reflect international norms and meet community and social expectations

"Enhance the quality of life in those communities in which we operate"



Environmental management

Environmental policy and commitment

Environmental management at all the group's operations is largely governed by its environmental policy, which sets out the company's broad commitment to sound environmental management, as well as its Safety, Health and Environment Group Standards. In addition, compliance with legal requirements, especially the provisions of the Mineral and Petroleum Resources Development Act (MPRDA) of 2002, forms the cornerstone of environmental management and the company's corporate charter pledges this commitment. In order to put into effect the policy commitments, various site-specific implementation tools have been developed.

General environmental management

The group has existing environmental management programmes (EMPs) for its operations that are approved in terms of the Minerals Act of 1991. EMPs are revised continuously to ensure that they remain in line with current prospecting and mining operations. The revisions are done in consultation with regulatory authorities and other stakeholders and take into account the provisions of the new MPRDA.

An environmental implementation system provides for regular monitoring of activities that have potential environmental impacts. In addition, an electronic management system ensures that there is integration of environmental, health and safety and risk systems. This system allows for effective management and sharing of environment-related information across disciplines in order to avoid duplication.

A newly-developed Safety, Health and Environment Group Standards protocol sets group-wide standards and minimum requirements for risk assessments, projects, resources, personnel, operational activities, medicals, contractor management, emergency preparedness, incident investigation and reporting and performance and compliance auditing.

External environmental performance auditing

The approved environmental management programmes (EMPs) set standards against which the company audits its environmental performance. Internal audits are undertaken on a regular basis to gauge the company's performance with respect to the commitments made in its approved EMPs, and in preparation for the biannual, independent external performance audits. Independent external audits for the Lower Orange River and marine operations were conducted during the second half of 2005. Most of the corrective actions flowing from the audits were implemented.

Waste management

The group engaged an independent supplier to manage the company's fuel and lubricant provisioning system, inclusive of:

- Fuel supply and transport to all mines
- Lubricant supply
- Collection and disposal of used oils and oil contaminated filters and pipes
- Upgrading of existing and provision of new handling facilities
- Registration of facilities and compilation of user manuals (Standard Operating Procedures) for safety, health and environmental control



Hazardous waste produced by the group is in the form of used lubrication oil, oil filters, oily rags and batteries. Used batteries are generally collected and disposed of by suppliers of new batteries. Ferrosilicon, the heavy-medium separation material used in the company's extraction plants, is an inert substance and poses no threat to the environment. Losses thereof are, nevertheless, limited and closely monitored. General waste is disposed of in licensed general waste disposal sites.

Environmental approvals and upgrading

Upgrading of the marine EMPs, to bring them in line with the Mineral and Petroleum Resources Development Act of 2002, was conducted in 2005 in conjunction with the Department of Minerals and Energy (DME) and other stakeholders.

EMPs for reconnaissance and prospecting activities were drafted for all identified new sites and submitted to the DME. Rehabilitation objectives stipulated in the EMPs are undertaken.

Overburden and mine process residue management

In line with the company's internal rehabilitation policy, which aims at total backfilling, satisfactory progress was made this year in backfilling mined-out excavations, especially at Baken, Saxendrift and Niewejaarskraal. At the Baken Central Plant, a newly-commissioned overland conveyer system transports oversized material from the plant to an excavated area, thus restricting further growth of the coarse tailings dump.



Total amount of rehabilitation undertaken during 2005/2006 is presented in the table below:

All land mining operations	Actual
Excavations backfilled (m^3)	15 236 606
Extent of area backfilled (ha)	82,96
Cost of rehabilitation backfilling	R63 708 000
Extent of area sloped (ha)	7,32
Cost of sloping	R381 000
Cost of other rehabilitation (ripping, removal of rubble, etc.)	R174 000
Total cost of rehabilitation	R64 263 000

Mine closure

With the exception of the plant tailings dump at Hondeklip Bay, which is still being reprocessed, rehabilitation at the mine was largely completed in accordance with the approved EMP and to the satisfaction of officials of the Department of Mineral and Energy, who paid a visit to the site in December 2005. Re-vegetation of overburden dumps is ongoing.

Occupational mine health and safety

Safety and Health Department

Health and safety throughout the group remains a key focus area in order to:

- Improve the occupational health and safety awareness and wellbeing of all employees
- Enhance legal compliance
- Minimise or eliminate risk to the group

Legal appointments

All legal appointments in accordance with the Mine Health and Safety Act of 1996 are in place. Short-term contractors are contractually obliged to ensure that all appointments are in place and are monitored to ensure compliance.

Health and safety management system

A specialist consultant was appointed to assist with the integration of elements of the ISM and NOSA health and safety systems in order to develop an effective, user-friendly, risk-based health and safety system. The new system was, as a first step, introduced at Baken, Bloeddrif and Reuning in late 2005. At Baken, Bloeddrif and Reuning a task team was established to expedite the implementation of those sections of the safety system that address the top risks. The involvement of this elected group of safety representatives gives much-needed momentum to the process.

The foreman's logbook system forms a cornerstone of the company's health and safety system and shifts responsibility for health and safety in the workplace down to the lowest levels.

A safety officer's logbook has also been introduced. This, together with a planned inspection roster, provides for regular and planned inspections by safety officers and structured remedial action by heads of departments. Furthermore, the introduction of logbooks for safety representatives has contributed to structured and planned safety inspections and subsequent remedial actions.

Risk assessments

Hazard Identification and Risk Assessment (HIRA) forms the basis of all standard operating procedures (SOPs) that were drafted for the Lower and Mid-Orange River operations in 2003, and are upgraded and amended as required. Task and workplace risk assessments are completed on a daily basis and form a further cornerstone of the company's health and safety system.

Accident record and statistics

The group's accident rate calculations are based on the 200 000 man-hours worked norm, as per the NOSA formula. Frequency rates are calculated for the four categories, i.e. fatal injuries (FIFR), reportable injuries (RIFR), disabling injuries (DIFR) and minor injuries (MIFR), all expressed on a calendar-year basis.

The group has made remarkable progress in reducing the frequency of its lost time incidents. The benchmark DIFR reached a world-class level of 0.51 in calendar 2005, an improvement of 69% compared to the year before (see table below).

Trans Hex group safety performance - calendar year on year

	Number of disablings reported	DIFR	% Change, year on year
2002	54	3.25	(50)
2003	31	2.20	(32)
2004	28	1.64	(25)
2005	10	0.51	(69)

Club 300 membership

In order to create further health and safety awareness and a competitive spirit at the operations, a Club 300 competition was introduced. Competition is active and all but two operations have achieved Club 100 membership, whereas more that 80% (2005: 50%) of all operations and sections have reached Club 300 membership.

Occupational hygiene

Occupational hygiene measures are used to determine the effect that the mining and extraction process may have on the health of employees as well as the impact on the surrounding community. The diamond mining and recovery process is a relatively clean process that does not use or produce hazardous chemicals or materials. The dust generated at the Lower Orange and Mid-Orange River operations is inert and consists mainly of nuisance dust with very low levels of the respirable fraction of less than 5 microns in size.

Some of the stressors measured are dust, noise, including designating high-noise zones, illumination to determine conformance to set standards and hazardous chemicals, including the handling thereof. Occupational hygiene measurements are taken and assessed by a specialist consultant on a continuous basis throughout the group.

Occupational medicine

Appointed occupational medical practitioners and occupational hygienists at the group's operations work closely together to ensure the safety and health of all employees. Standard medical examinations consist of general medical checkups, audiometric screening for industrial deafness, chest x-rays for all employees as well as spinal x-rays for operators of heavy vehicles. Lung function efficiency is determined by means of spirometer tests which together with eye tests for all employees are undertaken regularly. A large number of entry, annual and exit medicals were conducted throughout the group.

The JSE Social Responsibility Investment Index (SRI)

Trans Hex voluntarily participated in the 2005/2006 JSE SRI Index and is one of only 49 companies accepted on the Index.

The SRI Index is based on triple bottom line reporting namely: economic, environment, social sustainability as well as corporate governance, which is common to all three elements.

The SRI Index will provide a good measurement on sustainability issues and will give the group the opportunity to improve its year-on-year performance against the Index.

Corporate social investment

The group's corporate social investment activities focus on improving quality of life for disadvantaged communities. The group is committed to community development, empowerment and sustainability, especially in the surrounding communities where its mining operations occur. The group contributes specifically towards interventions relating to education, adult literacy, healthcare and arts and culture projects.

The Namaqualand Diamond Fund Trust, which comprises representatives of seven districts in Namaqualand, was a beneficiary of R33 million (2005: R26 million) during the reporting period and has received a total of R255 million from the group since it started operating.

The South African Mining Charter

Trans Hex is actively implementing various projects and interventions in line with the requirements of the broad-based socio-economic empowerment charter for the South African mining industry ("the Mining Charter").

Participative structures, including a transformation committee, which consists of senior representatives from the National Union of Mineworkers, the managing and financial directors together with senior company executives, are in place to ensure the implementation of the various pillars of the mining charter scorecard as reported below:

Human resources development

The company offers development opportunities to all its employees. Training and development interventions including Adult Basic Education and Training (ABET), as well as development programmes for supervisory, middle management and senior management. ABET classes are attended by 10% of the group's employees; and learnership programmes have been implemented. The company also offers financial assistance to employees pursuing part-time studies.

Employment equity

Trans Hex currently exceeds its representation targets as stipulated in the Mining Charter. The employment equity status report is published in the Review of Operations section of this report.

14% of Trans Hex employees are women compared to the 10% stipulated by the Mining Charter. 13% of management positions are held by women, exceeding the 10% Mining Charter requirement.

Migrant labour

The group practices non-discrimination when dealing with migrant labour issues. Instances may occur in the future where necessary skills are not available locally and need to be sourced using migrant labour.

Mine community and rural development

Trans Hex is committed to the development of community-based small, medium and micro enterprises as well as small mining operations. Some examples include:

- Internet services
- Small scale mining
- SMME development
- Tourism services
- Cleaning services

An internet café at Baken supplies free of charge internet services to the mine community. This service is used widely by the youth and school-going children. A trainer at the internet café also conducts computer skills training.

Two guesthouses at Baken and one in Reuning are operated by women from the local community. This initiative provides accommodation for mine visitors as well as tourists who visit the nearby Richtersveld National Park.

Small motor vehicle parts are supplied by a local black economic empowerment (BEE) company, thereby providing an essential service to the group and local community at Baken and Reuning.

At Hondeklip Bay, the company donated a building and land to the Department of Education for the benefit of the community. Hondeklip Bay school children are also transported from various towns to Hondeklip Bay on a monthly basis. The company has committed itself to further provide a mobile library, donate computers and also assist with the provision of an extra teacher for maths and science education.

Small-scale mining

As part of the group's commitment to the development of SMMEs, small-scale miners are given opportunities to mine in the group's areas.

The group recognises that greater ownership of mining industry assets by historically disadvantaged South Africans (HDSAs) is a means of encouraging and giving effect to the entry of HDSAs into the mining industry, thereby allowing the mining and mineral resources of South Africa to be of benefit to all South Africans. The Gariep joint venture was the first of such ventures and has proved to be self-sufficient.

Further examples of small-scale mining ventures entered into with empowerment and local community groups are as follows:

Saxendrift

Gariep makeshift joint venture

- 100% black owned
- 50% women ownership
- 17 jobs created

Bamboo Rock

- 50% black owned
- 54 jobs created

Zonkisizwe

- 100% black owned
- 10 jobs created

Baken

Gariep joint venture

- 100% black owned
- 28 jobs created

BEE Procurement expenditure


2006
%
45
40
35
30
25
20
15
10
5
0
33
30
45
35
21
20
Services
Material
Capital
Actual
Target


2005
%
40
35
30
25
20
15
10
5
0
21
25
37
35
14
15
Services
Material
Capital
Actual
Target

Housing and living conditions

Some employees have started occupying family units as part of the hostel conversion to family units programme. More employees will take occupancy as this programme unfolds. The programme has been completed at the Baken operation.

In its quest to promote and facilitate home ownership, the group offers employees housing subsidies, guarantees, interest-free loans and/or allowances. An independent contractor provides nutrition services for employees at all operations. The quality and quantity of food is monitored on a monthly basis. The company is in the process of investigating a holistic wellness programme which will focus on diet and physical wellness aspects.

Procurement

The group procurement management committee monitors the procurement process on an ongoing basis to ensure that the BEE spending targets are met. The status report for BEE expenditure is reflected above.

The total amount spent with BEE vendors during the reporting period was R131 million, which amounts to 32% of the total procurement expenditure.

Ownership and joint ventures

The group is committed to achieving 26% ownership by HDSAs within ten years. Mvelaphanda Holdings Limited ("Mvela"), an HDSA-controlled company, currently controls, via Mvelaphanda Resources Limited, approximately 20,6% of the group. Mvela intends acquiring further meaningful shareholding in the group to take its total shareholding to in excess of 26%.

The group is listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange and several of its institutional and nominee account shareholders are HDSAs.

Beneficiation

The group, through its Section 59 Agreement with the South African Diamond Board, makes its total South African production available to the local industry. By utilising a tender sales system, the group ensures that the second largest diamond production by value in South Africa is available to all potential purchasers, rather than being sold to a select number of core clients. The group also offers, on a regular basis, small-value tender sales at the Johannesburg Diamond Bourse to aid the local low-capital participants in the South African diamond manufacturing industry. In addition, the group is actively pursuing a beneficiation strategy that seeks to satisfy the requirements of all key stakeholders and which aims to support the objectives of the recently promulgated Amendments to the Diamonds Act.

		CONSOLIDATED			
					Restated
			2006		2005
	Notes	%	R'000	%	R'000
Value added					
Net sales revenue	13		**1 087 897**		1 014 798
Less: Purchase of goods and services needed to operate the mines			**(555 931)**		(426 980)
Value added by operations		**99,1**	**531 966**	98,7	587 818
Interest received	16	**0,9**	**4 744**	1,3	7 545
		100,0	**536 710**	100,0	595 363
Value distributed					
Salaries, wages and other benefits net of PAYE and SITE		**43,2**	**231 593**	34,0	202 726
• Salaries, wages and other benefits	18		**263 879**		233 033
• PAYE and SITE			**(32 286)**		(30 307)
Government		**18,9**	**101 206**	20,3	120 800
• South African normal and deferred income tax	20		**54 348**		69 640
• Foreign and withholding taxation	20		**158**		2 123
• Other diamond royalties			**7 750**		8 610
• South African indirect taxes			**38 950**		40 427
Community		**6,1**	**33 034**	4,4	26 034
Royalties: Namaqualand Diamond Fund Trust					
Providers of capital		**8,3**	**44 552**	12,9	76 592
• Financing costs			**8 730**		11 916
• Dividends			**35 822**		64 676
Total value distributed			**410 385**		426 152
Reinvested in the group		**23,5**	**126 325**	28,4	169 211
• Depreciation			**132 942**		137 503
• Retained income			**(6 617)**		31 708
		100,0	**536 710**	100,0	595 363

2006



- Salaries, wages and other benefits net of PAYE and SITE (43,2)
- Government (18,9)
- Community (6,1)
- Providers of capital (8,3)
- Reinvested in the group (23,5)

2005



- Salaries, wages and other benefits net of PAYE and SITE (34,0)
- Government (20,3)
- Community (4,4)
- Providers of capital (12,9)
- Reinvested in the group (28,4)



MISSION 7

SUPPORT, ENCOURAGE, BELIEVE

"Manage all activities professionally and at the highest possible standard"





Management's statement on the effectiveness of internal control within the rough diamond audit trail

Introduction

Trans Hex management has developed and put into place appropriate internal controls that comply with the Kimberley Process with regards to a 'verifiable chain of warranties' for rough diamonds produced and sold.

Management's assertion below addresses internal control over those aspects of Trans Hex's diamond mining operations, as specified in the assessment criteria that follow, relating to the demonstration of a 'verifiable chain of warranties'.

Management's assertion

Trans Hex is responsible for maintaining internal control over those aspects of its diamond mining operations, as set forth in the assessment criteria that follow. Trans Hex has assessed its internal control over its diamond mining operation and has determined that, for the period 1 April 2005 to 31 March 2006, internal control provided reasonable assurance that the objectives set forth in the assessment criteria were met.

We assert that Trans Hex:

- has developed practices to ensure a 'verifiable chain of warranties' as required by the Kimberley Process;
- complies with such practices;
- maintains effective controls to provide reasonable assurance that:
  - all practices are consistently applied;
  - practices are monitored on a continuous basis to ensure compliance;
  - physical access to rough diamonds is limited to authorised personnel only;
  - rough diamonds produced and sold are recorded completely and accurately;
  - the region of origin of rough diamonds can be accurately established.

Assessment criteria

1. Trans Hex's policies regarding the rough diamond audit trail include, but are not limited to, the following items:
   - Access controls with regards to all phases of production and sale of rough diamonds;
   - Weighing and recording of rough diamonds throughout production and sale;
   - Recording of rough diamonds in the diamond register;
   - Management monitoring of production and sale of rough diamonds.

2. *Trans Hex discloses its 'verifiable chain of warranties'* for all rough diamonds marketed and sold locally, or exported, as part of its sales process.

3. Trans Hex maintains physical access controls over its diamond mining operations during the following phases:

    - Primary extraction of diamond bearing ore;
    - Transport of diamond bearing ore to processing facilities;
    - Processing of diamond bearing ore and extraction of rough diamonds;
    - Classification and sorting of rough diamonds;
    - *Transport of rough diamonds.*

4. Trans Hex maintains controls over the weighing and recording of rough diamonds throughout the following phases:

    - Initial entry at diamond mining facilities;
    - Before and after each phase of the rough diamond handling activities;
    - Before and after the physical transport of rough diamonds.



5. *Trans Hex maintains a detailed diamond register that tracks the movement of* rough diamonds throughout the following phases:

    - Initial *entry at diamond mining* facility;
    - Movement of rough diamonds *between facilities;*
    - Sale of rough diamonds.

6. Trans Hex management monitors the following:

    - Compliance with Trans Hex policies regarding the production and sale of rough diamonds;
    - *Reported breaches of security procedures and other control practices;*
    - Discrepancies and differences in the weight of rough diamonds throughout all phases;
    - Analytical review of rough diamond yields by mining facility.

Non-financial verification opinion report

To the management of Trans Hex Group Limited

Independent accountant's report on the rough diamond audit trail:

We have examined management's assertions that for the period 1 April 2005 to 31 March 2006, Trans Hex Group Limited:

- Disclosed its rough diamond audit trail control practices;
- Complied with such practices;
- Maintained effective controls to provide reasonable assurance that Trans Hex Group Limited exclusively marketed and exported diamonds produced from South African mining operations in conformity with Trans Hex Group Limited rough diamond audit trail control practices.



These practices, disclosures, compliance and controls are the responsibility of Trans Hex Group Limited's management. Our responsibility is to express an opinion based on our examination. This examination was limited to the South African production and mining operations of Trans Hex Group Limited.

Our examination was conducted in accordance with guidance provided by the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of Trans Hex Group Limited's disclosed practices and the related controls over the rough diamond audit trail, testing compliance with the disclosed practices, testing and evaluating the operating effectiveness of the controls, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Trans Hex Group Limited's management assertion referred to above is fairly stated, in all material respects, based on the assessment criteria defined within the assertion.

Because of inherent limitations in controls, error or fraud may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes made to the system or controls, changes in processing requirements, changes required because of the passage of time, or the degree of compliance with the policies or procedures, may alter the validity of such conclusions.

The PricewaterhouseCoopers Custom Online Assurance (COLA) Rough Diamond Audit Trail Seal on the Trans Hex Group Limited website constitutes a symbolic representation of the contents of this report and it is not intended, nor should it be construed, to update this report or provide any additional assurance.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors SA

31 March 2006
Cape Town



MISSION 8 ENHANCE, INCREASE, ENRICH

"Upgrade productivity through

ongoing research and

development and the

continual implementation of

new technologies"

contents to the annual financial statements



report of the independent auditors

We have audited the annual financial statements and group annual financial statements of Trans Hex Group Limited set out on pages 40 to 75 for the year ended 31 March 2006. These annual financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these annual financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and of the group at 31 March 2006, the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors

Stellenbosch
29 May 2006

approval of annual financial statements

In approving the annual financial statements the directors hereby confirm:

1. The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Trans Hex Group Limited and its subsidiaries. The auditors are responsible for auditing and reporting on whether the financial statements are fairly presented. Their report appears on page 38.
2. The annual financial statements presented on pages 40 to 75 have been prepared in accordance with International Financial Reporting Standards. They conform with and adhere to applicable accounting standards and are presented applying accounting policies supported by reasonable and prudent judgements and estimates made by management, which have been consistently applied.
3. Adequate accounting records and an effective system of internal controls and risk management have been maintained during the entire accounting period.
4. The directors have reviewed the additional information included in the annual report and they are responsible for both its accuracy and its consistency with the annual financial statements.
5. The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the group, or any company within the group, will not be going concerns in the foreseeable future based on forecast and available cash resources. These financial statements support the viability of the company and the group.
6. The annual financial statements have been audited by the independent auditors, PricewaterhouseCoopers Inc., who were given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of PricewaterhouseCoopers Inc. is presented on the opposite page.
7. A corporate governance report appears on pages 21 to 23 and includes confirmation that the King II Code has been adhered to in all material respects.

The annual financial statements were approved by the board of directors on 29 May 2006 and are signed on its behalf by:

Tokyo Sexwale
Chairman

Llewellyn Delport
Managing irector

Certificate by the group company secretary

I, George John Zacharias, being the group company secretary of Trans Hex Group Limited, hereby certify in terms of the Companies Act that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

George Zacharias
Group company secretary

29 May 2006

report of the board of directors

We take pleasure in reporting on the activities and financial results of the group for the year under review.

Nature of activities

Trans Hex is an integrated, international company engaged directly and through joint-venture agreements with others in the exploration for, and mining and marketing of, high quality diamonds from land and marine alluvial deposits.

Operating results

Year ended 31 March:	**2006**	Restated 2005
(Loss)/profit for the year (R'000)	**(120 744)**	96 384
• Basic earnings per share (cents)	**(114,5)**	92,0
• Diluted earnings per share (cents)	**(114,5)**	91,5
Headline income (R'000)	**29 748**	90 278
• Headline earnings per share (cents)	**28,2**	86,2
Dividends (R'000)	**26 988**	35 608
• Interim dividend per share (cents)	**20,0**	20,0
• Final dividend per share (cents)	**10,0**	20,0

Special resolutions passed

No special resolutions in the group or any subsidiary company have been passed since the previous report of the board of directors.

Corporate activities

A process is currently underway for the sale of the group's Middle Orange River projects via tender. The Middle Orange River projects incorporate the Saxendrift, Niewejaarskraal and surrounding projects. A Competent Persons Report was conducted by Messrs Venmyn Rand, which was circulated to prospective purchasers. Final bids are scheduled to be adjudicated during July 2006.

Litigation statement

As previously reported, Gemfarm Investments (Pty) Limited (Gemfarm) instituted legal proceedings in March 2004 in Namibia against the group alleging infringement of a patent relating to the alleged use by the group's marine mining vessels of a pebble jetting mining aid. In a related action, Gemfarm subsequently detained, by writ of attachment, the Mv Ivan Prinsep in Cape Town. The vessel was released upon the furnishing of security. Both actions are being defended and appropriate cost orders are being sought. The directors, upon the advice of senior legal counsel, believe that Gemfarm's claims are without substance. Subsequent to the institution of these claims, Gemfarm has been placed under liquidation. The liquidator has been requested to confirm whether or not he intends pursuing the action.

Group financial review

Balance sheet

Shareholders' interest at book value on 31 March 2006 amounted to R959,7 million or R10,68 per share (2005: R1 113,9 million or R12,50 per share).

Income statement

The consolidated loss after income tax for the year ended 31 March 2006 amounted to R120,7 million or 114,5 cents per share (2005: R96,4 million profit or 92,0 cents per share).

	2006 R'000	Restated 2005 R'000
Composition		
Subsidiary companies		
• Profits	**61 371**	103 763
• Impairment of assets	**(129 939)**	–
Associated companies		
• Share of net loss	**(6)**	(5)
Joint ventures		
• Share of net loss	**(39 734)**	(14 718)
• Impairment of assets	**(20 010)**	–
The company		
• Excluding intergroup dividends	**7 574**	7 344
	(120 744)	96 384

Dividends

The following dividends were declared for the year ended 31 March:

	2006 R'000	2005 R'000
Interim dividend No 50 of 20,0c per share paid in December 2005 (2005: 20,0c)	**18 003**	17 789
Final dividend No 51 of 10,0c per share payable in July 2006 (2005: 20,0c)	**8 985**	17 819
	26 988	35 608

Upon declaration, a secondary taxation on companies liability for R1,1 million (2005: R2,2 million) will arise. The directors of Trans Hex have resolved to declare a final dividend number 51 of 10,0 cents per share.

Declaration date	31 May 2006
Last day to trade (cum dividend)	30 June 2006
First date of trading (ex dividend)	3 July 2006
Record date	7 July 2006
Payment date	10 July 2006

Shareholders who have dematerialised their shares will have their accounts at their CSDP or broker credited on payment date. Where so mandated, dividends due to holders of certified securities will either be transferred electronically to such shareholders' bank account or, alternatively, cheques will be posted to their registered addresses.

Share certificates may not be dematerialised or rematerialised between Monday 3 July 2006 and Friday 7 July 2006, both days inclusive.

Subsidiaries and investments

Details of subsidiaries, associated companies and other investments are set out in Annexure A.

Directors

The directors' profiles appear on page 9.

Directors' appointments and resignations (including alternate directors) during the period 1 April 2005 to date of this report are as follows:

Appointments

Mr D M Falck - *non-executive director* - 7 November 2005

Resignation

Mr W E Bührmann resigned from the board, effective 7 November 2005. The board wishes to thank Mr Bührmann for his considerable and valued contribution to the board and the group during his 11 year tenure as a board director.

In terms of the provision of the company's Articles of Association, one third of the directors retire annually. Directors appointed during the year retain office only until the next annual general meeting of the company. Accordingly Messrs D M Falck, T M G Sexwale and M J Willcox retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Directors' interest

As at 31 March 2006 the directors were, directly and indirectly, the beneficial owners of 1.63% (2005: 1.53%) and non-beneficial owners of 0.07% (2005: 0.08%) of the issued share capital of the company. Indirect interests through listed public companies have not been taken into account. Individual directors' interest in the issued share capital of the company are reflected in note 19 to the financial statements. Since the end of the financial year and until the date of this report there were no material changes in the interests of the directors.

Directors' fees

Your board recommends that non-executive directors' fees for services rendered during the past financial year be fixed at R530 000 (2005: R614 000).

Secretary

Mr G J Zacharias was appointed as secretary with effect from 1 May 1999. The registered address of the company appears on page 86.

Auditors

In terms of section 270(2) of the Companies Act (1973), PricewaterhouseCoopers Inc. has been reappointed as auditors.

Tokyo Sexwale
Chairman

Llewellyn Delport
Managing director

Parow
29 May 2006

Significant accounting policies

Basis of preparation

The annual financial statements are prepared on the historical cost basis, except for the revaluation of available-for-sale investments, and are consistent with those of the previous year except for the adoption of IFRS 2 share-based payments and the revised IAS 16 property, plant and equipment. The annual financial statements incorporate the following accounting policies, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Notes 2 and 11.

Interpretations and amendments to published standards effective in 2007

The following amendments and interpretations to standards are mandatory for the group's accounting periods beginning 1 April 2006. None of these standards are expected to have a material impact on the group.

(i) *IFRS 6 – Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)*

The standard specifies the financial reporting for the exploration for and evaluation of mineral resources. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraphs 11 and 12 of IAS 8. Thus, an entity adopting IFRS 6 may continue to use the accounting policies applied immediately before adopting the standard. This includes continuing to use recognition and measurement practices that are part of those accounting policies. The standard requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The standard also varies the recognition of impairment from that in IAS 36 but measures the impairment in accordance with that standard once the impairment is identified.

(ii) *IFRS 7 – Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)*

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

(iii) *IAS 19 – Employee Benefits (effective from 1 January 2006)*

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements.

(iv) *IAS 21 – Net Investment in a Foreign Operation (effective from 1 January 2006)*

This amendment clarifies that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation's individual financial statements in accordance with IAS 21. If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity's separate financial statements. If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity's separate financial statements and in the foreign operation's individual financial statements. Such exchange differences are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity (i.e. financial statements in which the foreign operation is consolidated, proportionately consolidated or accounted for using the equity method).

(v) *IAS 39 and IFRS 4 – Financial Guarantee Contracts (effective from 1 January 2006)*

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

(vi) *IFRIC Interpretation 4 – Determining whether an Arrangement Contains a Lease (effective from 1 January 2006)*

IFRIC 4 applies to situations where an entity enters into an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The IFRIC proposes that these contracts be treated as leases in accordance with IAS 17.

(vii) *IFRIC Interpretation 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)*

The purpose of decommissioning funds is to segregate assets to fund some or all of the costs of decommissioning plant, equipment, or in undertaking environmental rehabilitation. The contributor shall recognise its obligation to pay decommissioning costs as a liability and recognise its interest in the fund separately unless the contributor is not liable to pay decommissioning costs even if the fund fails to pay. The contributor shall determine whether it has control, joint control or significant influence over the fund by reference to IAS 27, IAS 28, IAS 31 and SIC-12. If it does, the contributor shall account for its interest in the fund in accordance with those standards.

(viii) *IFRIC Interpretation 8 – Scope of IFRS 2 (effective from 1 May 2006)*

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. 'Goods' includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets. Consequently, except for particular transactions excluded from its scope, IFRS 2 applies to all transactions in which the entity receives non-financial assets or services as consideration for the issue of equity instruments of the entity. IFRS 2 also applies to transactions in which the entity incurs liabilities, in respect of goods or services received, that are based on the price (or value) of the entity's shares or other equity instruments of the entity.

The following amendments and interpretations to standards are currently not relevant to the group's operations:

(i) *IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006)*

(ii) *IAS 39 – The Fair Value Option (effective from 1 January 2006)*

(iii) *IFRIC Interpretation 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 January 2006)*

(iv) *IFRIC Interpretation 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006)*

(v) *IFRIC Interpretation 9 – Reassessment of Embedded Derivatives*

(vi) *AC 503 – Accounting for Black Economic Empowerment ("BEE") transactions*

Basis of consolidation

The consolidated annual financial statements include the results of Trans Hex Group Limited and all its subsidiaries, associated companies and joint ventures.

Subsidiaries

Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has power to exercise control over their financial and operating policies. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary disposed of during an accounting period are included in the consolidated annual financial statements only to the date of disposal.

All intergroup transactions are eliminated as part of the consolidation process. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Associated companies

Companies in which the group holds a long-term interest, and over whose financial and operating policies a significant influence can be exercised, are accounted for as associated companies according to the equity method of accounting and are initially recognised at cost. Associated companies are entities over which the group generally has between 20% and 50% of the voting rights but which it does not control. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures

The group's interest in jointly controlled entities is accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements.

Excess above fair value of assets acquired

In the case of subsidiaries, associated companies or joint ventures in the mining industry, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to mining assets and amortised in terms of the group's accounting policies.

In the case of other subsidiaries, associated companies or joint venture, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The group allocates goodwill to each business segment in each country in which it operates.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in South African Rand, which is the company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss of sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with maturity of six months or less at the date of purchase and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet. The group minimises its credit risk by investing its cash and cash equivalents with major banks and financial institutions located principally in South Africa, Belgium and Angola. The group believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

Inventories

Inventories, which include rough diamonds, are stated at the lower of cost-of-production on the weighted average basis or estimated net realisable value. Cost price includes direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less marketing costs. Consumable stores are stated at the lower of cost on the weighted average basis or estimated replacement value.

Financial assets

The group classifies its financial assets in the following categories: at fair value for profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

Financial instruments carried on the balance sheet include cash and cash equivalents, available-for-sale investments, loan and trade receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Loans and trade receivables

Loans and trade receivables are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of loans and trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statements during the year in which it is identified.

Available-for-sale investments

Available-for-sale investments are initially recognised at fair value (transaction costs included). After initial recognition available-for-sale investments are measured at fair value, with adjustments to fair value on such investments reflected in equity as a revaluation reserve. The fair values for listed investments are based on current bid prices.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Compulsory convertible debentures

On issue of convertible debentures, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to debenture holders is calculated using a market interest rate for an equivalent non-convertible debenture and is carried as a long-term liability on the amortised cost basis until extinguished on conversion.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense.

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Exploration costs

Exploration costs are expensed until such time as a favourable feasibility study is completed. Revenue earned from the discovery of diamonds during the exploration phase is included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against exploration expenditure and included in cost of sales.

Mine development costs

Mine development costs, relating to major programmes at existing mines, are capitalised. Development costs consist primarily of expenditure to expand the capacity of operating mines. Day-to-day mine development costs to maintain production are expensed as incurred. Following completion of a favourable feasibility study, initial development and pre-production costs relating to a new ore body, including interest on borrowed funds used to develop the ore body, are capitalised until the ore body is brought into commercial levels of production. At this time the costs are amortised as set out in the depreciation and amortisation policy.

Revenues from discovery of diamonds during the mine development phase are included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against mine development costs and included in costs of sales.

Deferred stripping costs

Where stripping costs have been incurred in excess of the expected pit life average stripping ratio, these costs are deferred and charged to production when the exposed reserves are mined. Deferred stripping costs are included in mine development costs.

Property, plant and equipment

All property, mining plant and equipment are initially recorded at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation and amortisation of alluvial mining properties, mine development costs and mine plant facilities are computed principally by the units-of-production method based on estimated quantities of proved and probable ore reserves. Proved and probable ore reserves reflect quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Earthmoving equipment is depreciated based on hours worked. Depreciation and amortisation of marine mining properties, mine development costs and mine plant facilities are computed over the estimated useful life of 20 years.

Other property, plant and equipment are depreciated principally on a straight-line basis over their estimated useful lives of three to 20 years. The asset's residual values and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Long-life assets of the group, including development costs and deferred stripping costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds the recoverable amount. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing the fair value, estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production and rehabilitation costs plus capital.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect recoverability of the group's investments in mineral properties and other assets.

Undeveloped properties and mineral rights, upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original acquisition cost. If it is subsequently determined that significant mineralisation does not exist, the property will be written down to estimated net recoverable value at the time of such determination.

Rehabilitation costs

Rehabilitation costs and related accrued liabilities, based on the group's assessment of current environmental and regulatory requirements, are accrued to reflect the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly. Annual increases in the provision are split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred. Remediation liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are identified, probable and may be reasonably estimated.

The group's estimated future rehabilitation liability is funded by way of annual payments to the Trans Hex Rehabilitation Trust Fund. Assets of the Rehabilitation Trust Fund are included in investments. This fund was established with the approval of the South African Revenue Service. Interest earned on monies paid to the Rehabilitation Trust Fund is accrued on an annual basis. *It is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in* regulations or cost estimates.

Provident funds

Provident funds, consisting of two defined contribution plans, are funded through monthly contributions and administered independently of the finances of the group by financial institutions. The group's contributions are charged against income in the year which they relate. Both funds are governed by the South African Pension Fund Act of 1956, as amended.

Post-retirement medical benefits

The present value of the liability of the group in respect of future contributions is determined annually by independent actuaries. The actuarial valuation method used is the projected unit credit method prescribed by the relevant accounting standard. Future benefits are projected using specified actuarial assumptions and the liability for in-service members is accrued over expected working lifetime.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income in the period during which they occur.

The future medical benefits for employees retiring after 1 April 1995 are funded on an actuarially determined basis uniformly over the service period of each active member. An actuarially determined amount will be contributed to a separate benefit fund over a period of 20 years as funding for this liability. In respect of service after 1 April 1995, annual contributions are made to the same benefit fund equal to the value of the liability arising in respect of that year. Employees joining the group after December 1998 are not entitled to these benefits.

Share-based compensation

Share options were granted to management and senior employees until the end of the 2004 financial year. Options were granted at the market price of the shares at the lowest average five consecutive trading day price for a 60-day period immediately prior to the offer date and are exercisable at that price. A portion of the options is deliverable, beginning two years from the date of grant and has a contractual option term of five years.

The group has adopted the requirements of IFRS 2 share-based payments, which resulted in a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of the options after 7 November 2002 that have not yet vested on 1 April 2005, is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

Until 30 March 2005, the grant of share options to employees did not result in a charge to the income statement. Subsequent to that date, the group charges the cost of share options to the income statement, with a corresponding credit to equity. The impact of this adjustment on attributable income is a charge of R1.1 million (2005: R1.6 million).

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services, net of value-added taxation and after eliminated sales within the group. Product sales are recognised when risk and reward passes at the shipment or delivery point. Charter fees are recognised when the service has been rendered. Other revenue earned by the group is recognised on the following basis:

- Interest income – as it accrues, taking into account the effective yield of the asset, unless collectability is in doubt
- Dividend income – when the shareholder's right to receive payment is established, recognised on the last date of registration

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Segment reporting

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments.

Deferred income tax

The group follows the liability method of accounting for deferred income tax, prior to taking State lease consideration into account, whereby deferred income tax is recognised for the tax consequences of temporary differences. This translates into applying the currently enacted tax rates to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate change enacted during the year. No provision is made for deferred State lease consideration since the rate, according to the applicable formula, is not determinable in advance.

Deferred tax assets relating to unredeemed capital expenditure and calculated tax losses are raised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Earnings per share

Basic earnings per share are computed by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year. The group's basic and diluted earnings per share differ as a result of share options granted to employees and the issue of compulsory convertible debentures.

Financial risk management

The group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, credit risk, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts and options to hedge certain exposures.

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liability and not investments in foreign operations. Entities in the group use forward contracts to hedge their exposure to foreign currency risk. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions. The group also hedges the foreign currency exposure of its contract commitments to purchase certain production equipment. The forward contracts used in its programme are consistent with the related purchase commitments.

(ii) Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest-bearing assets. The group sometimes borrows at variable rates.

(iii) Credit risk

The group has no significant concentration of credit risk. The group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, the group aims to maintain flexibility in funding by keeping committed credit lines available.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 28 on page 70.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale investments is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less impairment provisions of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

balance sheets

at 31 March 2006

	Notes	COMPANY 2006 R'000	COMPANY 2005 R'000	CONSOLIDATED 2006 R'000	CONSOLIDATED Restated 2005 R'000
ASSETS					
Non-current assets		**357 764**	376 124	**906 926**	1 250 960
Property, plant and equipment	1	–	–	**659 027**	949 188
Goodwill	2	–	–	**37 096**	37 096
Investments	3	**347 598**	361 773	**200 637**	250 325
Deferred income tax assets	10	**10 166**	14 351	**10 166**	14 351
Current assets		**2 975**	3 515	**368 718**	365 002
Inventories	4	–	–	**119 488**	168 508
Trade and other receivables	5	**605**	1 579	**65 431**	88 620
Cash and cash equivalents		**2 370**	1 936	**183 799**	107 874
Non-current assets classified as held for sale	6	–	–	**82 854**	–
Total assets		**360 739**	379 639	**1 358 498**	1 615 962
EQUITY					
Capital and reserves		**322 927**	327 009	**959 727**	1 113 883
Stated capital	7	**206 417**	200 119	**206 417**	200 119
Other reserves	8	**68 291**	68 291	**(8 879)**	(4 991)
Retained earnings		**48 219**	58 599	**762 189**	918 755
LIABILITIES		**37 812**	52 630	**394 083**	502 079
Non-current liabilities		**18 649**	35 121	**180 351**	261 352
Borrowings	9	**18 649**	35 055	**18 649**	35 055
Deferred income tax liabilities	10	–	66	**120 288**	199 294
Provisions	11	–	–	**41 414**	27 003
Current liabilities		**19 163**	17 509	**213 732**	240 727
Trade and other payables	12	**2 589**	2 803	**134 641**	173 998
Current income tax liabilities		**168**	274	**38 271**	52 297
Borrowings	9	**16 406**	14 432	**16 406**	14 432
Bank overdraft		–	–	**24 414**	–
Liabilities directly associated with non-current assets classified as held for sale	6	–	–	**4 688**	–
Total equity and liabilities		**360 739**	379 639	**1 358 498**	1 615 962

The notes on pages 56 to 73 are an integral part of these consolidated financial statements.

income statements
for the year ended 31 March 2006

	Notes	COMPANY 2006 R'000	COMPANY 2005 R'000	CONSOLIDATED 2006 R'000	CONSOLIDATED Restated 2005 R'000
Sales	13			**1 087 897**	1 014 798
Cost of goods sold				**931 470**	778 137
Stripping, mining and hauling	14			**411 814**	375 296
Recovery operation	15			**226 566**	220 564
Depreciation of mining assets	1			**132 942**	137 503
Royalties: Namaqualand Diamond Fund Trust				**33 034**	26 034
Selling and administration costs				**78 094**	75 886
Decrease/(Increase) in inventories				**49 020**	(57 146)
Mining income				**156 427**	236 661
Other income		**15**	137	**–**	–
Other financial income/(expenses)	16	**38 617**	85 196	**4 149**	18 798
Finance costs		**(6 088)**	(7 824)	**(8 730)**	(11 916)
Exploration costs				**(63 651)**	(67 306)
Impairment of assets	17			**(218 792)**	–
Share of results of associated companies				**(6)**	(5)
(Loss)/profit before income tax	18 & 19	**32 544**	77 509	**(130 603)**	176 232
Income tax	20	**7 102**	5 489	**(9 859)**	79 848
(Loss)/profit for the year		**25 442**	72 020	**(120 744)**	96 384
				Cents	**Cents**
Earnings per share	21				
• Basic				**(114,5)**	92,0
• Diluted				**(114,5)**	91,5
Dividends per share				**30,0**	40,0

The notes on pages 56 to 73 are an integral part of these consolidated financial statements.

statements of changes in equity

for the year ended 31 March 2006

	Share capital (Note 7) R'000	Other reserves (Note 8) R'000	Retained earnings Restated R'000	Total R'000
GROUP				
Balance at 31 March 2004	195 126	640	881 907	1 077 673
Adoption of IAS 16 (revised)			6 399	6 399
Adoption of IFRS 2		1 259	(1 259)	–
Balance at 31 March 2004 (restated)	195 126	1 899	887 047	1 084 072
Profit for the year (restated)			96 384	96 384
Dividends paid			(64 676)	(64 676)
Translation differences on foreign subsidiaries		(6 963)		(6 963)
Fair value adjustment on available-for-sale financial assets		(1 506)		(1 506)
Issue of share capital	4 993			4 993
Share-based payments		1 579		1 579
Balance at 31 March 2005	**200 119**	**(4 991)**	**918 755**	**1 113 883**
Loss for the year			**(120 744)**	**(120 744)**
Dividends paid			**(35 822)**	**(35 822)**
Translation differences on foreign subsidiaries		**1 179**		**1 179**
Fair value adjustment on available-for-sale financial assets		**(6 157)**		**(6 157)**
Issue of share capital	**6 298**			**6 298**
Share-based payments		**1 090**		**1 090**
Balance at 31 March 2006	**206 417**	**(8 879)**	**762 189**	**959 727**
COMPANY				
Balance at 31 March 2004	195 126	68 291	51 255	314 672
Profit for the year			72 020	72 020
Dividends paid			(64 676)	(64 676)
Issue of share capital	4 993			4 993
Balance at 31 March 2005	**200 119**	**68 291**	**58 599**	**327 009**
Profit for the year			**25 442**	**25 442**
Dividends paid			**(35 822)**	**(35 822)**
Issue of share capital	**6 298**			**6 298**
Balance at 31 March 2006	**206 417**	**68 291**	**48 219**	**322 927**

The notes on pages 56 to 73 are an integral part of these consolidated financial statements.

cash flow statements

for the year ended 31 March 2006

	Notes	COMPANY 2006 R'000	COMPANY 2005 R'000	CONSOLIDATED 2006 R'000	CONSOLIDATED Restated 2005 R'000
Cash generated from operations	22	**775**	1 932	**290 760**	269 017
Income tax paid	23	**(3 089)**	(913)	**(83 975)**	(131 959)
Net cash generated from operating activities		**(2 314)**	1 019	**206 785**	137 058
Cash flows from investment activities		**38 617**	85 196	**(102 588)**	(302 528)
• Proceeds from disposal of property, plant and equipment		–	–	**11 360**	5 192
• Replacement of property, plant and equipment		–	–	**(36 240)**	(30 521)
• Addition to property, plant and equipment	24	–	–	**(69 671)**	(119 100)
• Subsidiaries acquired		–	–	–	(79 323)
• Loan to Angolan joint ventures		–	–	**(10 195)**	(63 771)
• Investment of 25% in Tirisano Mine	25	–	–	**665**	(21 010)
• Funding to Trans Hex Rehabilitation Trust Fund		–	–	**(3 251)**	(1 540)
• Interest received		**20 749**	20 520	**4 744**	7 545
• Dividends received		**17 868**	64 676	–	–
Cash flows from financing activities		**(35 869)**	(85 040)	**(52 686)**	(84 295)
• Cash received on issue of shares		**6 298**	4 993	**6 298**	4 993
• Long-term liabilities		**(14 432)**	(12 696)	**(14 432)**	(12 696)
• Loans to subsidiary companies		**14 175**	(4 837)	–	–
• Interest paid		**(6 088)**	(7 824)	**(8 730)**	(11 916)
• Dividends paid		**(35 822)**	(64 676)	**(35 822)**	(64 676)
Net increase/(decrease) in cash and cash equivalents		**434**	1 175	**51 511**	(249 765)
Cash and cash equivalents at beginning of year		**1 936**	761	**107 874**	357 639
Cash and cash equivalents at end of year	26	**2 370**	1 936	**159 385**	107 874

The notes on pages 56 to 73 are an integral part of these consolidated financial statements.

	CONSOLIDATED Cost R'000	Accumulated depreciation R'000	Net Value R'000
1. Property, plant and equipment			
2006			
Land and buildings	**88 502**	**37 993**	**50 509**
Mining rights	**194 321**	**118 019**	**76 302**
Mine development costs	**114 971**	**85 009**	**29 962**
Mining plant and equipment	**1 012 028**	**509 774**	**502 254**
	1 409 822	**750 795**	**659 027**
2005 (Restated)			
Land and buildings	97 044	37 032	60 012
Mining rights	315 553	78 292	237 261
Mine development costs	104 593	77 033	27 560
Mining plant and equipment	1 115 921	491 566	624 355
	1 633 111	683 923	949 188

Reconciliation of net value at the beginning and end of the year

	Land and buildings R'000	Mining rights R'000	Mine development costs R'000	Mining plant and equipment R'000	2006 R'000	Restated 2005 R'000
Transfer between classes	**(52)**	–	**9 009**	**(8 957)**	–	–
Acquisition through business combination	–	**22 460**	–	**4 700**	**27 160**	172 833
Additions	**1 408**	**16 959**	**1 431**	**101 997**	**121 795**	140 006
Disposals	**(1 101)**	–	–	**(10 801)**	**(11 902)**	(3 707)
Exchange rate differences	**(119)**	**2 763**	–	**(1 439)**	**1 205**	(5 179)
Classified as held for sale	**(4 257)**	**(5 014)**	**(22)**	**(73 561)**	**(82 854)**	–
Impairments	–	**(190 205)**	–	**(22 418)**	**(212 623)**	–
Depreciation	**(5 382)**	**(7 922)**	**(8 016)**	**(111 622)**	**(132 942)**	(137 503)
Movement for the year	**(9 503)**	**(160 959)**	**2 402**	**(122 101)**	**(290 161)**	166 450

Fixed buildings and water supply equipment erected on leasehold mining property with a book value of R9 987 000 (2005: R12 267 000) will, on termination of the mining rights, become the property of the respective transitional council without payment of compensation. The registers containing details of land and buildings are available for inspection by members or their authorised representatives at the registered offices of the companies owning the relevant properties.

	CONSOLIDATED	
	2006	2005
	R'000	R'000
2. Goodwill		
At 31 March:		
Cost	**37 096**	37 096

IMPAIRMENT TESTS FOR GOODWILL:

Goodwill, which relates primarily to Angolan operations, is allocated across the group's cash-generating units in Angola.

The recoverable amount of a cash-generating unit is determined based on fair values. These calculations use cash flow projections based on financial budgets approved by management covering the period for mine life. The volume of proved and probable diamond reserves determines the mine life.

Key assumptions used for fair values:

- Projected carat price US$ 200 – US$ 350 per carat
- Mine life 5 – 8 years
- Discount rate 10%

Management determined the projected carat price based on the prices obtained during the exploration period. The mine life has been determined based on the proved and probable reserves in conjunction with plant capacity. The discount rates are pre-tax and reflect specific risks relating to the Angolan operations.

Based on these assumptions, no impairment was considered necessary for any cash-generating unit.

3. **Investments** (refer to Annexure A)

		2006	2005
		R'000	R'000
3.1	Company		
	Unlisted subsidiary companies:		
	Shares at book value	**4 280**	4 280
	Advances and loans	**343 318**	357 493
		347 598	361 773
3.2	Consolidated		
	Long-term investments		
	Investments in Associates:		
	Shares at book value	–	–
	Equity adjustment	**171**	177
		171	177
	Loans at book value	**(7)**	(6)
		164	171
	Directors' valuation of unlisted investments (including loans)	**164**	171
3.3	Investments in joint ventures		
	Loan to Angolan joint ventures	**176 553**	203 717
3.4	Available-for-sale investments		
	Listed investments at fair value		
	Shares		
	Diamond Fields International Ltd (7,4%)	**3 839**	9 996
	Market value	**3 839**	9 996

3. **Investments** (refer to Annexure A) *(continued)*

		2006 R'000	2005 R'000
3.5	Investment in Tirisano mine	–	21 010
	Directors' valuation	–	21 010
3.6	Cash and cash equivalents		
	Trans Hex Rehabilitation Trust Fund	**20 081**	15 431
	Market value	**20 081**	15 431
	Total long-term investments	**200 637**	250 325

	CONSOLIDATED 2006 R'000	CONSOLIDATED 2005 R'000
4. Inventories		
Diamonds	**84 761**	138 849
Consumables	**34 727**	29 659
	119 488	168 508

The carrying value of inventories carried at fair value less costs to sell amounted to R17 632 000.

	COMPANY		CONSOLIDATED	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
5. Trade and other receivables				
Trade receivables	–	–	**11 756**	18 514
Receivables from joint-venture partners	–	–	**23 308**	38 577
Prepayments	**23**	–	**3 848**	1 307
State – other taxes	**553**	1 560	**7 701**	17 900
Other receivables	**29**	19	**18 818**	12 322
	605	1 579	**65 431**	88 620

The company's historical experience in collection of accounts receivable does not indicate the need for any provision for any allowances. Due to these factors, the group believes that no additional credit risk is inherent in the company's trade receivables.

6. **Non-current assets held for sale**

The assets and liabilities related to the Matikara and Middle Orange River operations have been presented as held for sale following the approval of the board on 7 November 2005 to sell the operations.

	CONSOLIDATED 2006 R'000	CONSOLIDATED 2005 R'000
Non-current assets classified as held for sale:		
Property, plant and equipment	**82 854**	–
Liabilities directly associated with non-current assets classified as held for sale:		
Rehabilitation liabilities	**4 688**	–

7. Stated capital

	COMPANY AND CONSOLIDATED	
	2006	2005
	R'000	R'000
Authorised		
300 000 000 ordinary shares of no par value		
Issued		
89 846 510 ordinary shares of no par value		
(2005: 89 095 353 ordinary shares of no par value)	**206 417**	200 119

The unissued shares were placed under the control of the board of directors until the forthcoming annual general meeting.

Share option scheme

During previous years, share options were granted to eligible directors and employees. Outstanding options at 31 March were as follows:

2006	Number of options at beginning of year	Number of options issued during the year	Issue date	Issue price (c)	Expiry date	Number of options delivered during the year	Number of options outstanding
AM Krige	**96 600**	–				–	**96 600**
MS Loubser	**110 100**	–				**104 000**	**6 100**
Other employees	**1 390 437**	–				**685 139**	**705 298**
Total	**1 597 137**	–				**789 139**	**807 998**
2005							
A M Krige	96 600	–				–	96 600
MS Loubser	273 700	–				163 600	110 100
Other employees	2 150 119	17 400	21 May 2004	2 286	21 May 2009	777 092	1 390 427
Total	2 520 419	17 400				940 692	1 597 127

		Exercise price R	2006 '000	2005 '000
Share options outstanding at the end of the year have the following terms:				
Expiry date – 31 March				
2005		9,61	–	625
2006		14,54	**519**	633
2007		19,05	**191**	210
2008		19,87	**92**	123
2009	22,86	**6**	6	
		808	1 597	

8. Other reserves

	COMPANY		CONSOLIDATED	
	2006	2005	**2006**	2005
	R'000	R'000	**R'000**	R'000
Other reserves				
Translation reserves	–	–	**(55 932)**	(57 111)
Revaluation reserves	–	–	**(25 166)**	(19 009)
Equity portion of debentures	**68 291**	68 291	**68 291**	68 291
Share-based payments	–	–	**3 928**	2 838
	68 291	68 291	**(8 879)**	(4 991)

	COMPANY AND CONSOLIDATED	
	2006	2005
	R'000	R'000
9. Borrowings		
Compulsory convertible debentures		
Face value of compulsory convertible debentures issued on 5 March 2002	**152 000**	152 000
Equity conversion component	**(68 291)**	(68 291)
Liability component on initial recognition on 5 March 2002	**83 709**	83 709
Cumulative interest expense	**34 944**	28 856
Cumulative interest paid	**(83 598)**	(63 078)
	35 055	49 487
Short-term liability on 31 March	**16 406**	14 432
Long-term liability on 31 March	**18 649**	35 055

The group issued 16 million unsecured 13,5% participating compulsory convertible debentures on 5 March 2002. Interest is payable biannually in arrears. Each debenture will be compulsorily converted into one Trans Hex share on the sixth anniversary date of its issue. The debenture holder shall be entitled to request that all or any of the debentures be converted to Trans Hex shares, in the same ratio, at an earlier date.

	COMPANY		CONSOLIDATED	
	2006	2005	**2006**	2005 Restated
	R'000	R'000	**R'000**	R'000
10. Deferred income tax				
10.1 Deferred income tax liabilities				
At beginning of year	**66**	68	**199 294**	147 758
Credited to income statement	**(66)**	(2)	**(15 150)**	(7 043)
Change in income tax rate	–	–	–	(5 803)
Acquisition of subsidiaries	–	–	**6 513**	52 880
Impairment of assets	–	–	**(68 843)**	–
Translation differences on foreign subsidiaries	–	–	**(1 526)**	11 502
	–	66	**120 288**	199 294
Comprised of:				
Capital allowances	–	–	**138 807**	144 350
Deferred liabilities	–	66	**(18 995)**	(6 636)
Mining rights	–	–	**18 664**	77 274
Foreign subsidiaries	–	–	**(18 188)**	(15 694)
	–	66	**120 288**	199 294
10.2 Deferred income tax assets				
At beginning of year	**14 351**	18 655	**14 351**	18 655
Charged to income statement	**(4 185)**	(3 809)	**(4 185)**	(3 809)
Change in income tax rate	–	(495)	–	(495)
At end of year	**10 166**	14 351	**10 166**	14 351

	CONSOLIDATED	
	2006	2005
	R'000	R'000
11. Provisions		
Provision for post-retirement medical benefits		
The amount recognised in the balance sheet were determined as follows:		
Present value of funded obligations	**11 816**	9 004
Fair value of plan assets	**(7)**	(15)
Provision in the balance sheet	**11 809**	8 989
The amounts recognised in the income statement were as follows:		
Current service cost	**85**	161
Interest cost	**741**	1 189
Expected return on plan assets	**(1)**	–
Estimated employer benefit payments	**(564)**	–
Actuarial loss/(gain)	**2 559**	(2 694)
	2 820	(1 344)
Movement in the provision recognised in the balance sheet:		
At beginning of year	**8 989**	10 333
Total debit/(credit) to income statement	**2 820**	(1 344)
At end of year	**11 809**	8 989

The provision is independently actuarially determined every third year, with independent forecasts for the years in-between. The last independent actuarially valuation was at the end of March 2006.

The following assumptions were used:	%	%
Discount rate	**7,5**	8,5
Expected return on plan assets	**8,5**	9,5
Health care cost inflation	**6,5**	6,5

	CONSOLIDATED	
	2006	2005
	R'000	R'000
11. Provisions (continued)		
Provision for rehabilitation liabilities		
At beginning of year	**18 014**	21 950
Capitalised as mining assets	**15 522**	–
Classified as held for sale	**(4 688)**	–
Rehabilitation provision – unwinding of discount	**757**	(3 936)
At end of year	**29 605**	18 014

A provision is recognised for the restoration and rehabilitation of current mining activities based on current environmental and regulatory requirements.

The following assumptions were used:	%	%
Inflation rate	**4,2**	6,0
Risk free rate	**7,7**	10,0
Estimated life of mine values		
Total provisions	**41 414**	27 003

	COMPANY		CONSOLIDATED	
	2006	2005	**2006**	2005
	R'000	R'000	**R'000**	R'000
12. Trade and other payables				
Trade payables	**2 546**	2 572	**101 405**	124 799
Government royalties	**–**	–	**20 310**	24 287
Marine contractor fees payable	**–**	–	**3 956**	9 244
State – other taxes	**43**	231	**6 289**	1 213
Other payables	**–**	–	**2 681**	14 455
	2 589	2 803	**134 641**	173 998

	CONSOLIDATED 2006 R'000	Restated 2005 R'000
13. Sales revenue		
Sales revenue consisting of the net rand value of sales, after elimination of intergroup transactions and excluding investment income, amounts to:		
• Diamonds – Mining	**1 079 179**	1 010 776
– Exploration	**8 718**	3 770
• Charter fees	**–**	252
	1 087 897	1 014 798
14. Stripping, mining and hauling		
Stripping, mining and hauling costs exclude depreciation and consist mainly of the following principal categories:		
• Labour	**115 910**	98 953
• Maintenance and materials	**152 484**	142 806
• Other mining costs	**143 420**	133 537
	411 814	375 296
15. Recovery operation		
Recovery operation costs exclude depreciation and consist mainly of the following principal categories:		
• Labour	**96 251**	81 224
• Maintenance and materials	**78 473**	73 076
• Other mining costs	**51 842**	66 264
	226 566	220 564

	COMPANY 2006 R'000	COMPANY 2005 R'000	CONSOLIDATED 2006 R'000	CONSOLIDATED 2005 R'000
16. Other financial income/(expenses)				
Net financial income/(expenses) consists mainly of the following principal categories:				
• Dividend received	**17 868**	64 676	**–**	–
• Interest received	**20 749**	20 520	**4 744**	7 545
• Net foreign exchange profits/(losses)	**–**	–	**344**	(524)
• Fair value gains on forward contracts	**–**	–	**618**	840
• Fair value (loss)/gain on foreign exchange options	**–**	–	**(800)**	7 001
• Rehabilitation provision – unwinding of discount	**–**	–	**(757)**	3 936
	38 617	85 196	**4 149**	18 798

17. Impairment of assets

In light of the lower than anticipated exploration results, the group has reviewed the value of its investments in the Cacolo and Caquilo alluvial and kimberlite exploration projects in Angola and the Tirisano Mine near Ventersdorp. The review has indicated impairment to the value of these investments as well as the Middle Orange operations and in accordance with the provisions of IAS 36, the value of these investments has been reduced as follows:

	CONSOLIDATED	
	2006	2005
	R'000	R'000
Details of net assets impaired are as follows:		
Mining plant and equipment	**22 418**	–
Mining rights	**190 205**	–
Net current assets	**6 169**	–
Impairment of assets before tax	**218 792**	–
Deferred tax	**(68 843)**	–
Net assets impaired	**149 949**	–

	COMPANY		CONSOLIDATED	
	2006	2005	**2006**	2005
	R'000	R'000	**R'000**	R'000
18. (Loss)/profit before income tax				
The following items have been charged in arriving at (loss)/profit before income tax:				
Income				
Income from subsidiary companies:				
Administration fees	**2 300**	2 900	–	–
Profit on sale of property, plant and equipment	–	–	–	1 485
Expenses				
Auditors' remuneration:				
Audit	**36**	33	**2 823**	1 684
Taxation services	–	–	**396**	382
Other services	–	–	**220**	154
Loss on sale of property, plant and equipment	–	–	**543**	–
Total staff costs	–	–	**263 879**	233 033
Staff costs				
Salaries and wages			**242 701**	215 191
Termination benefits			**1 538**	2 494
Company contributions to retirement benefits			**16 820**	16 692
Other post-retirement medical benefits (Note 11)			**2 820**	(1 344)
Total staff costs			**263 879**	233 033

		2006			2005	
		Non-			Non-	
	Executive	Executive	Total	Executive	Executive	Total
	R'000	R'000	R'000	R'000	R'000	R'000
19. Directors' remuneration – consolidated						
The directors' remuneration for the year ended 31 March 2006 were as follows:						
Salaries and fees	**1 839**	**530**	**2 369**	1 810	614	2 424
Retirement contributions	**452**	**–**	**452**	444	–	444
Performance bonus	**1 457**	**–**	**1 457**	634	–	634
Other benefits	**1 627**	**–**	**1 627**	3 348	–	3 348
	5 375	**530**	**5 905**	6 236	614	6 850
Less: Gain of share incentives			**(341)**			(2 584)
Total paid			**5 564**			4 266
Company			**530**			614
Subsidiaries			**5 034**			3 652

	Salaries and fees R'000	Retirement contributions R'000	Performance bonus R'000	Gain on share incentives R'000	Other benefits** R'000	2006 R'000	2005 R'000
Executives							
L Delport	**924**	**227**	**993**	**–**	**358**	**2 502**	1 063
AM Krige*	**302**	**75**	**–**	**–**	**636**	**1 013**	1 335
MS Loubser	**613**	**150**	**464**	**341**	**292**	**1 860**	3 838
Subtotal	**1 839**	**452**	**1 457**	**341**	**1 286**	**5 375**	6 236
Non-executives							
TMG Sexwale	**56**	**–**	**–**	**–**	**–**	**56**	78
BR van Rooyen	**115**	**–**	**–**	**–**	**–**	**115**	138
WE Bührmann	**71**	**–**	**–**	**–**	**–**	**71**	99
E de la H Hertzog	**66**	**–**	**–**	**–**	**–**	**66**	75
DM Falck	**13**	**–**	**–**	**–**	**–**	**13**	–
DM Hoogenhout	**52**	**–**	**–**	**–**	**–**	**52**	50
CG Johnson	**4**	**–**	**–**	**–**	**–**	**4**	4
AR Martin	**105**	**–**	**–**	**–**	**–**	**105**	120
PC Pienaar	**9**	**–**	**–**	**–**	**–**	**9**	4
MJ Wilcox	**39**	**–**	**–**	**–**	**–**	**39**	46
Subtotal	**530**	**–**	**–**	**–**	**–**	**530**	614
Total	**2 369**	**452**	**1 457**	**341**	**1 286**	**5 905**	6 850

* Up to 16 May 2005

** Other benefits comprise mainly of car allowances, but include leave encashments, acting allowances and medical aid contributions.

Ms. M Loubser is the only director whose service contract contains predetermined compensation for termination of service. This exceeds one year's salary and benefits and is a condition to retain her expertise.

19. **Directors' remuneration** *(continued)*

Directors' and director-related entities

No transactions other than directors' emoluments disclosed in Note 19 were entered into during the year.

Share option transactions with directors and their directors-related entities

The aggregate number of share options held by directors of the company and their director-related entities during the year is disclosed in Note 7. All issues were made on terms and conditions no more favourable than those offered to other option holders.

REMUNERATION PHILOSOPHY

The remuneration committee establishes executive remuneration. The committee adopted a philosophy of remuneration for executives based on clearly defined individual goals, designed in such a manner as to complement each other to ensure corporate goals and shareholders' expectations are met. The practice of paying an annual bonus to the equivalent of one month's basic salary to executives was discontinued during the 2002 financial year and replaced by a short-term incentive cash bonus.

As at 31 March, the directors held, directly or indirectly, interest in the issued capital of the company as reflected in the table hereunder:

	Direct		Indirect		
Ordinary shares	Beneficial	Non-Beneficial	Beneficial	Non-beneficial	**Total**
2006					
T M G Sexwale			800 000		**800 000**
E de la H Hertzog			38 800		**38 800**
D M Hoogenhout			138 084	64 800	**202 884**
M S Loubser	286 640				**286 640**
M J Willcox			200 000		**200 000**
G J Zacharias*	7 000				**7 000**
	293 640		1 176 884	64 800	**1 535 324**
2005					
T M G Sexwale			800 000		**800 000**
W E Bührmann				4 000	**4 000**
E de la H Hertzog			38 800		**38 800**
D M Hoogenhout			138 084	64 800	**202 884**
A M Krige	3 520				**3 520**
M S Loubser	182 640				**182 640**
M J Willcox			200 000		**200 000**
	186 160		1 176 884	68 800	**1 431 844**

** Group company secretary*

	COMPANY		**CONSOLIDATED**	
				Restated
	2006	2005	**2006**	2005
	R'000	R'000	**R'000**	R'000
20. Income tax				
20.1 Income tax per income statement				
Foreign tax	–	–	**158**	2 123
RSA tax				
• Current	**739**	1 187	**65 313**	78 185
• Current year	**469**	537	**66 317**	79 489
• Under/(over) provision prior years	**270**	650	**(1 004)**	(1 304)
Secondary tax on companies				
• Current year	**2 244**	–	**4 478**	8 085
Deferred	**4 119**	4 302	**(79 808)**	(8 545)
• Current year	**4 119**	3 810	**(10 965)**	(2 731)
• Under/(over)provision prior year	–	–	–	(11)
• Impairment of assets	–	–	**(68 843)**	–
• Effect of tax rate change	–	492	–	(5 803)
	7 102	5 489	**(9 859)**	79 848

Tax losses and unredeemed capital of certain subsidiaries at the end of the financial year available for utilisation against future taxable income of those companies are estimated at R195,5 million (2005: R193,8 million).

	CONSOLIDATED 2006 %	Restated 2005 %
20.2 Reconciliation of effective income tax rate with standard rate		
Effective income tax rate	**7,5**	45,3
Increase/(decrease) in rate as a result of:		
• Income not subject to income tax	–	1,1
• Effect of income tax rate change	–	3,3
• Expenses not deductible for income tax purposes	**7,8**	(3,3)
• Secondary taxation on companies	**3,4**	(4,6)
• Effect of different foreign tax rates	**(10,4)**	–
• Over/(under) provision prior years	**(0,8)**	0,1
• Unrecognised tax losses	**21,5**	(11,9)
Standard rate	**29,0**	30,0

	CONSOLIDATED 2006 %	Restated 2005 %
21. Earnings per share		
Basic earnings per share		
(Loss)/profit for the year (R'000)	**(120 744)**	96 384
Weighted average number of ordinary shares in issue (thousands)	**89 470**	88 767
Compulsory convertible debentures (thousands)	**16 000**	16 000
Weighted average number of ordinary shares for basic earnings per share (thousands)	**105 470**	104 767
Basic earnings per share (cents)	**(114,5)**	92,0

Diluted earnings per share

In accordance with the revised IAS 33 (Earnings per Share), mandatory convertible instruments will be included in weighted average number of share calculation for basic earnings per share. This has resulted in a change in diluted earnings per share reported previously for 2005 from 100,8 cents to 91,5 cents.

	2006	2005
Weighted average number of ordinary shares in issue (thousands)	**89 470**	88 767
Adjusted for share options (thousands)	**52**	586
Compulsory convertible debentures (thousands)	**16 000**	16 000
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**105 522**	105 353
Diluted earnings per share (cents)	**(114,5)**	91,5
Headline earnings per share		
(Loss)/profit for the year (R'000)	**(120 744)**	96 384
(Loss)/profit on sale of assets	**543**	(1 485)
Impairment of assets	**149 949**	–
Negative goodwill	–	(4 621)
Headline earnings	**29 748**	90 278
Headline earnings per share (cents)	**28,2**	86,2

	COMPANY		CONSOLIDATED	
				Restated
	2006	2005	**2006**	2005
	R'000	R'000	**R'000**	R'000
22. Reconciliation of net income before income tax with cash generated from operations				
(Loss)/profit before income tax	**32 544**	77 509	**(130 603)**	176 232
Adjusted for:				
Depreciation	**–**	–	**132 942**	137 503
Loss/(profit) on sale of assets and investments	**–**	–	**542**	(1 485)
Impairments of assets	**–**	–	**218 792**	–
Exchange rate adjustments	**–**	–	**7 391**	5 986
Share-based payments	**–**	–	**1 090**	1 579
Increase for post-retirement medical benefit	**–**	–	**2 820**	(1 344)
Increase in rehabilitation liabilities	**–**	–	**757**	(3 936)
Income from Trans Hex Rehabilitation Trust Fund	**–**	–	**(1 399)**	3 336
Investment income	**(17 868)**	(64 676)	**–**	–
Share of results of associated company	**–**	–	**6**	5
Net interest paid/(received)	**(14 661)**	(12 696)	**3 986**	4 371
Operating income before movements in working capital	**15**	137	**236 324**	322 247
Movement in working capital	**760**	1 795	**54 436**	(53 230)
Inventories	**–**	–	**49 020**	(60 880)
Trade and other receivables	**974**	620	**19 389**	(22 815)
Trade and other payables	**(214)**	1 175	**(13 973)**	30 465
Cash generated from operations	**775**	1 932	**290 760**	269 017
23. Reconciliation of income tax paid with amount disclosed in the income statement				
Amount unpaid at beginning of year	**274**	–	**52 297**	95 863
Amount per income statement	**2 983**	1 187	**69 949**	88 393
Amount unpaid at end of year	**(168)**	(274)	**(38 271)**	(52 297)
Amount paid	**3 089**	913	**83 975**	131 959

	CONSOLIDATED	
	2006	2005
	R'000	R'000
24. Additions to property, plant and equipment		
Earthmoving equipment	**16 129**	3 334
Plant extensions	**46 475**	96 247
Housing and personnel benefits	**447**	14 285
Operational buildings	**2 516**	2 462
Computer hardware and software	**590**	1 081
Transport vehicles	**484**	840
Mine development	**1 431**	–
Other	**1 599**	851
	69 671	119 100

25. Investment of 25% in Tirisano Mine

On 6 June 2005, the group acquired a 25% interest in the Tirisano Mine near Ventersdorp, via its 50% interest in Mvelaphanda Exploration (Pty) Ltd. Mvelaphanda Exploration funded the phase one rectification of the Tirisano plant which was completed in June 2005. The group's attributable share of the investment amounted to R20,3 million.

	CONSOLIDATED 2006 R'000
The assets and liabilities arising from the acquisition are as follows:	
Mining plant and equipment	**4 700**
Mining rights	**22 460**
Deferred taxation	**(6 514)**
Cash and cash equivalents	**630**
Inventories	**294**
Trade and other receivables	**165**
Trade and other payables	**(1 390)**
Net assets acquired	**20 345**
Purchase consideration:	
Cash flow – previous year	**21 010**
– current year	**(665)**
	20 345
Less: Cash and cash equivalents acquired	**630**
Net cash flow	**19 715**

26. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, bank balances and bank overdraft. The amounts in the cash flow statement correspond with those in the balance sheet.

27. Joint ventures

The group holds the following interest in joint ventures which are engaged in alluvial diamond mining:

	2006 %	2005 %
Fucauma Association (Angola)	**32**	32
Luarica Association (Angola)	**35**	35
Mvelaphanda Exploration (Pty) Ltd (South Africa)	**50**	50
Northbank Diamonds Ltd (Namibia)	**50**	50
Trans Hex Gariep Venture (South Africa)	**50**	50
Tirisano Mine (South Africa)	**25**	–

	CONSOLIDATED	
	2006	2005
	R'000	R'000
27. Joint ventures *(continued)*		
These investments are accounted for using the proportionate consolidation method. The following amounts represent the group's effective interest in the assets, liabilities, sales and results of the joint ventures:		
Property, plant and equipment	**84 518**	74 511
Current assets	**60 782**	28 578
Non-current assets classified as held for sale	**15 193**	–
	160 493	103 089
Non-current liabilities	**6 513**	–
Current liabilities	**59 309**	20 099
	65 822	20 099
Net assets	**94 671**	82 990
Sales	**101 115**	87 031
(Loss) before income tax	**(39 477)**	(12 011)
Income tax	**257**	2 707
(Loss) after income tax	**(39 734)**	(14 718)

28. Financial instruments and risk management

Financial instruments consist of investments and loans, cash resources, accounts receivable, accounts payable and long-term liabilities resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk exists. Funds are only invested at banks with acceptable credit ratings.

Forward Exchange Contracts and Forward Exchange Option Contracts

From time to time the group enters into forward exchange contracts and forward exchange option contracts to preserve and enhance its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies. No open derivative position existed at 31 March.

Interest rate risk

The group's exposure to interest rate fluctuations is reflected in Note 16.

Fair values

The carrying amounts of financial assets and liabilities as described in the group accounting policies approximate fair values.

29. Related party transactions

Controlling entities

The company's major shareholder is Tegniese Mynbeleggings Bpk (a wholly owned subsidiary of Remgro Ltd), which holds 34% (2005: 34%) of the company's shares. Mvelaphanda Resources Ltd owns 3,34% (2005: 6%) and including the compulsory convertible debentures, effectively owns 21,6% (2005: 24,6%) in the company.

The company issued compulsory convertible debentures to Mvelaphanda Resources Ltd, as disclosed in Note 9.

Subsidiaries and Joint Ventures

The group holds several interests in subsidiary and joint ventures. A detail list of investments in subsidiaries is disclosed under Annexure A. A detail list of joint ventures is disclosed under note 27.

	CONSOLIDATED	
	2006	2005
	R'000	R'000
29. Related party transactions *(continued)*		
The following transactions were carried out with related parties:		
i) Payment for service rendered		
• Controlling entities		
Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the company's major shareholder)	**1 944**	1 791
Internal audit fee paid to M & I Group Services (Pty) Ltd (a fellow subsidiary of the company's major shareholder)	**503**	448
Management fee paid to Mvelaphanda Resources Ltd	**–**	600
	2 447	2 839
The management services were carried out on commercial terms and conditions.		
ii) Purchase of goods		
• Joint ventures	**1 927**	–
These transactions were carried out on commercial terms and conditions.		
iii) Sale of goods		
• Joint ventures	**1 640**	10 280
iv) Receipts for services rendered		
• Joint ventures	**2 373**	237
The sale of goods and rendering of services are usually negotiated with related parties on a cost-plus basis, allowing for a margin ranging from 2.5% to 7.5%		
v) Executive directors and key management compensation		
• Salaries and other short-term benefits	**11 862**	9 178
• Termination benefits	**354**	–
• Other long-term benefits	**1 442**	1 148
• Share-based payments	**1 538**	652
vi) Year-end balances arising from sales of goods and services		
• Receivables from joint ventures	**18 866**	19 060
vii) Loans to related parties		
• Loans to joint ventures at end of year	**187 108**	209 671

	COMPANY	
	2006	2005
	R'000	R'000
i) Receipts for services rendered		
• Subsidiaries	**2 300**	2 900
ii) Loans to subsidiaries at end of year	**343 317**	357 493

	RSA Land R'000	Angola R'000	Marine R'000	Unallocated R'000	Total R'000
30. Segment information					
Primary reporting format					
– business segments					
2006					
Revenue	**908 388**	**87 592**	**91 917**	**–**	**1 087 897**
Operating income	**315 364**	**(11 785)**	**(17 184)**	**2 974**	**289 369**
Depreciation	**94 871**	**26 167**	**8 930**	**2 974**	**132 942**
Mining income	**220 493**	**(37 952)**	**(26 114)**	**–**	**156 427**
Net financial income	**–**	**(1 513)**	**–**	**(3 068)**	**(4 581)**
Exploration costs	**(19 293)**	**(44 358)**	**–**	**–**	**(63 651)**
Impairment of assets	**(73 501)**	**(145 291)**	**–**	**–**	**(218 792)**
Share of associates' results	**(6)**	**–**	**–**	**–**	**(6)**
Profit/(loss) before income tax	**127 693**	**(229 114)**	**(26 114)**	**(3 068)**	**(130 603)**
Assets	**610 953**	**378 594**	**162 647**	**206 304**	**1 358 498**
Liabilities	**252 904**	**41 889**	**30 652**	**73 326**	**398 771**
Capital expenditure	**86 925**	**34 484**	**386**	**–**	**121 795**
2005 (Restated)					
Revenue	816 033	74 770	123 995	–	1 014 798
Operating income	370 975	2 782	(2 415)	2 822	374 164
Depreciation	97 410	24 469	12 802	2 822	137 503
Mining income	273 565	(21 687)	(15 217)	–	236 661
Net financial expense	–	–	–	6 882	6 882
Exploration costs	(11 747)	(52 152)	(3 407)	–	(67 306)
Share of associates' results	(5)	–	–	–	(5)
Profit/(loss) before income tax	261 813	(73 839)	(18 624)	6 882	176 232
Assets	838 697	474 349	175 321	127 595	1 615 962
Liabilities	280 070	107 799	12 426	101 784	502 079
Capital expenditure	34 396	100 212	579	4 819	140 006

31. New accounting policies adopted

IFRS 2 – Share-based payments

The group has adopted the requirements of IFRS 2 Share-based payments which resulted in a change in the accounting policy for share-based payments. Previously the provision of share options to employees did not result in a charge to the income statement. The group now charges the cost of share options to the income statement, with a corresponding credit to equity.

The impact of this adjustment on profits is a charge of R1,1 million (2005: charge of R1,6 million).

IAS 16 – Property, plant and equipment

The adoption of the revised IAS 16 resulted in a change in the accounting policy relating to:

- The frequency of determination and measurement of residual value of assets; and
- The inclusion in IAS 16 of property, plant and equipment used to develop or maintain mining rights and the activities of exploration and extraction which are not separable from the mining activities.

The impact of this adjustment on profits for previous years amounts to R12,8 million.

32. Guarantees

The group guarantees:

- Staff housing loans amounting to R11 500 (2005: R23 500).
- Guarantees to third parties amounting to R37 980 000 (2005: R23 307 300)

	2006 R'000	2005 R'000
33. Capital commitments		
Incomplete contracts for capital expenditure	**10 743**	45 901
Capital expenditure authorised but not yet contracted for	**33 678**	8 472
	44 421	54 373

These commitments of the group will be financed from its own resources or borrowed funds.

34. Borrowing powers

In terms of the Articles of Association, the group has unlimited borrowing powers.

The group has undrawn borrowing facilities of R700 million (2005: R437 million). These facilities are at floating rates and expire within one year. These facilities are subject to an annual review.

investments

annexure A

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital 2006 R	2005 R	Effective interest 2006 %	2005 %	Held by the Company Shares 2006 R'000	2005 R'000	Loan 2006 R'000	2005 R'000
Company								
Buffelsbank Diamante Bpk	50	50	100	100	1 481	1 481	191 318	205 493
Trans Hex Bemarking Bpk	100	100	100	100	–	–	–	–
Trans Hex Finansiering Bpk	10	10	100	100	2 294	2 294	–	–
Trans Hex Diamante Bpk	4 000	4 000	100	100	505	505	–	–
Trans Hex Operations (Pty) Ltd	–	–	–	–	–	–	152 000	152 000
					4 280	4 280	343 318	357 493

	Issued share capital 2006 R	2005 R	Effective interest 2006 %	2005 %
Group				
Benguela Concessions Ltd	107 504 931	107 504 931	100	100
Benguela Exploration Company (Pty) Ltd	500	500	49	49
Daisy Street Investments No 27 (Pty) Ltd	2	2	100	100
Diamond Fields International Ltd – Canada (C$) (listed)	51 588 000	51 588 000	7	7
Dokolwayo Diamond Mines (Pty) Ltd – Swaziland (E)	15 008	15 008	50	50
Gem Diamond Mining Corporation Ltd	94 444 138	94 444 138	100	100
Hoanib Diamonds (Pty) Ltd – Namibia (N$)	1 000	1 000	90	90
K P Delwery (Edms) Bpk	100	100	100	100
Luderitz Ocean Diamonds (Pty) Ltd – Namibia (N$)	1	1	100	100
Marine West (Pty) Ltd	1 355 000	1 355 000	100	100
Matikara Prestacao De Servicos SARL – Angola (Kwanza)	100	100	49	49
Mineracao Barra Grande Limitada – Brazil (R$)	1 000	1 000	65	65
Moonstone Diamonds (Namibia) (Pty) Ltd – Namibia (N$)	4 000	4 000	77.5	77.5
Moonstone Diamonds (South Africa) (Pty) Ltd	7	7	100	100
Mvelaphanda Exploration (Pty) Ltd	12	12	50	50
Mvelaphanda Trade Solutions (Pty) Ltd	100	100	100	100
Namex (Edms) Bpk	120 900	120 900	100	100
Newdico (Pty) Ltd – Botswana (Pula)	100	100	19	19
North Bay Mining (Pty) Ltd	1 000	1 000	100	100
Northbank Diamonds Ltd - Namibia (N$)	8	8	50	50
Northern Cape Diamond Mining and Exploration (Pty) Ltd	100	100	100	100
Ocean Diamond Mining 14C (Pty) Ltd	100	100	100	100
Ocean Diamond Mining 6C (Pty) Ltd	100	100		100
Oranje-Kunene Diamante Bpk	57	57	100	100
Pioneer Minerals (Pty) Ltd	148 640	148 640	100	100

	Issued share capital		Effective interest	
	2006	2005	**2006**	2005
	R	R	**%**	%
Group				
See-Diamantkonsessie 2B (Edms) Bpk	200	200	49	49
Trans Hex Angola Ltda – Angola (Kwanza)	50 000	50 000	100	100
Trans Hex België N V – Belgium (Euro)	1 250 000	1 250 000	100	100
Trans Hex Brasil Limitada – Brazil (R$)	3 568 601	3 568 601	100	100
Trans Hex Marine (Namibia) (Pty) Ltd – Namibia (N$)	100	100	100	100
Trans Hex Mynbou Bpk	500 000	500 000	100	100
Trans Hex Namibia (Pty) Ltd – Namibia (N$)	5	5	100	100
Trans Hex Operations (Pty) Ltd	12 768	12 768	100	100
Trans Hex (Swaziland) (Pty) Ltd – Swaziland (E)	3	3	100	100
Trans Tropic Trading Incorporated – British Virgin Islands (US$)	250 000	250 000	100	100
Trans Hex UK Ltd – UK (Euro)	1 000	1 000	100	100
Trans Hex (Zimbabwe) Ltd – Zimbabwe (Z$)	30 000	30 000	100	100
WADU – Investimentos Mineiros SARL – Angola (Kwanza)	100	100	80	80

All the companies are unlisted unless stated otherwise



MISSION 9 ATTRACT, SAFEGUARD, MAINTAIN

"Attract investors by maintaining a track record of **positive growth** and acceptable returns"

Shareholders' information

Trans Hex's ordinary shares are quoted on the JSE Limited (JSE) and the Namibian Stock Exchange (NSX). Share trading codes are TSX for the JSE and THX for the NSX.

Share trading

Monthly highs and lows for 2005/2006



2000
1800
1600
1400
1200
1000
800
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
High
Low



Monthly volumes traded for 2005/2006



3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Volumes traded

General statistics and ratios for 2005/2006

	2006	2005
Total number of shares in issue at year-end	**89 846 510**	89 095 353
Weighted average number of shares in issue	**89 470 000**	88 767 000
Total shares traded	**24 261 460**	27 690 878
Volume traded as a percentage of share in issue (%)	**27,0**	31,0
Closing price as at 31 March (cents)	**1 201**	1 750
Volume weighted average annual price per share (cents)	**1 580**	2 039
Price earnings ratio as at 31 March	**18,45**	9,95
Earnings yield as at 31 March (%)	**5,42**	10,05
Dividend yield as at 31 March (%)	**3,33**	4,17
Market capitalisation at 31 March (Rm)	**1 079**	1 559
Headline earnings per share (cents)	**28,2**	96,2
Interim dividend (cents)	**20**	20
Final dividend (cents)	**10**	20
Headline return on average shareholders' equity (%)	**2.9**	8,2
Net asset value per share (cents)	**1 068**	1 250

Shareholder spread as at 31 March 2006

Category	Number of shareholders	Number of shares	% of Issued shares
Holding Company (Tegniese Mynbeleggings Bpk)	1	30 215 000	33,63
Individuals	2 119	4 377 997	4,87
Banks	60	6 763 892	7,53
Investment Companies and Corporate Bodies	248	10 606 010	11,80
Pension and Endowment Funds	93	18 396 657	20,48
Mutual Funds	69	12 612 247	14,04
Insurance Companies	7	897 139	1,00
Nominee Companies and Trusts	288	5 877 901	6,54
Medical Aid Schemes	2	99 667	0,11
	2 887	89 846 510	100,00

Shareholding analysis as at 31 March 2006

Holdings	Number of shareholders	%	Number of shares	%
1 – 5 000	2 469	85,52	2 326 930	2,59
5 001 – 10 000	146	5,06	1 109 352	1,23
10 001 – 100 000	185	6,41	5 918 070	6,59
100 001 – 500 000	59	2,04	12 608 663	14,03
500 001 – 1 000 000	15	0,52	10 155 015	11,30
Over 1 000 000	13	0,45	57 728 480	64,26
Total	2 887	100,00	89 846 510	100,00

Non-public/public shareholders

Pursuant to the JSE Listings Requirements and to the best knowledge of the directors, after reasonable enquiry, the spread of shareholders at 31 March 2006, appears below:



- Tegniese Mynbeleggings Bpk 33.63% (2005: 33.90%)
- Mvelaphanda Resources Limited 3.34% (2005: 6.21%)
- Share Trust 3.18% (2005: 0.40%)
- Directors and Associates 1.70% (2005: 1.61%)
- Public shareholders 58.15% (2005: 57.88%)

	2006 %	2005 %
Tegniese Mynbeleggings Bpk	**33,63**	33,91
Mvelphanda Resources Limited	**3,34**	6,21
Share Trust	**3,18**	0,40
Directors and Associates	**1,70**	1,61
Public shareholders	**58,15**	57,87

Shareholder spread (non-public/public shareholders)	**Number of shareholders**	**% of shareholders**	**Number of shares**	**% of total shares**
Public shareholding	2 876	99,59	52 235 125	58,15
Non-public shareholding	11	0,41	37 611 385	41,85
Directors (including subsidiary directors)	6	0,22	1 535 324	1.70
Share Purchase Scheme	3	0,11	2 861 061	3,18
Tegniese Mynbeleggings Bpk	1	0,04	30 215 000	33,63
Mvelaphanda Resources Ltd	1	0,04	3 000 000	3,34

Major shareholders as at 31 March 2006

According to information available to the directors, shareholders beneficially holding (either directly or via nominee companies) in excess of 4% of the issued share capital, were as follows:

Shareholder	**Number of shares held**	**Percentage**
Tegniese Mynbeleggings Bpk	30 215 000	33,63
Sanlam Group (held on behalf of Third Party Funds)	5 630 415	6,27
Mvelaphanda Resources Ltd	3 000 000	3,34
Public Investment Corporation	6 932 421	7,72
Liberty Group	3 393 966	3,78
Namibian Government Institutions Pension Fund	3 486 230	3,88

Additional information

Based on all available information the pie chart below represents the best estimates of the domicile of investors in Trans Hex shares:


South African shareholders 87%
Namibia 5%
Overseas and rest of Africa 8%

Trans Hex share price versus All Share Index (ALSI40)


21 00
20 00
19 00
18 00
17 00
16 00
15 00
14 00
13 00
12 00
11 00
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
ALSI 40
Transhex

Important dates for shareholders

Financial year-end	31 March 2006
Annual General Meeting	4 August 2006
Financial reports:	
• Half-year interim report	November
• Announcement of annual results	May
• Annual financial statements	June
Interim dividend	
• Declared	November
• Paid	January
Final dividend	
• Declared	May
• Paid	July

Conversion of share certificates into electronic format (STRATE)

Trans Hex moved into the JSE's electronic settlement environment (STRATE) during October 2001. Shareholders who have not as yet submitted share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) for dematerialisation, are urged to do so.

They in turn will ensure the certificates are recorded electronically which will render the relevant share eligible for settlement in the STRATE environment. Should you require any further information, contact the group company secretary or STRATE's information centre. Contact details appear on page 86.

Contact details and website

Shareholders or interested parties may contact the group company secretary for general information concerning Trans Hex or visit our website at www.transhex.co.za.

Share transfers, dividend payments, change of address and similar queries should also be addressed to the group company secretary or the company's transfer secretaries.

Notice is hereby given that the twenty-sixth Annual General Meeting of shareholders of Trans Hex Group Limited ("the Company") will be held on Friday, 4 August 2006 at 15:00 at the Company's registered office, 405 Voortrekker Road, Parow, for the following purposes:

1. To consider and adopt the annual financial statements for the year ended 31 March 2006.

2. To determine and approve directors' fees for the past financial year.

3. To elect the following retiring directors in accordance with the provisions of the Company's Articles of Association and who, being eligible, offer themselves for re-election, namely –

3.1 D M Falck

3.2 T M G Sexwale

3.3 M J Willcox

Their profiles and abridged curriculum vitae appear on page 9

4. To consider and, if deemed fit, to pass, with or without modifications, the following ordinary and special resolutions:

Ordinary Resolution Number One

Control of authorised but unissued shares in terms of the share incentive scheme

Resolved that such number of ordinary shares as may be required for the purposes of the Company's share incentive scheme ("the share scheme"), which shall not exceed 15% of the entire issued share capital of the Company from time to time, be and are hereby placed under the control of the directors, who are hereby authorised to allot and issue those shares in terms of the share scheme.

Ordinary Resolution Number Two

Control of a further 15% of the authorised but unissued shares

Resolved that a further 15% of the authorised but unissued ordinary shares in the capital of the Company (other than the ordinary shares placed under the control of the directors of the Company, for the specific purposes of the Company's share incentive scheme) be hereby placed under the control of the directors of the Company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of the Companies Act, Act 61 of 1973, as amended ("the Act"), the Articles of Association of the Company and the Listings Requirements of the JSE Limited ("JSE").

Ordinary Resolution Number Three

Issue of shares for cash

"Resolved that, subject to:

- the passing of Ordinary Resolution Number one above; and
- not less than 75% of those shareholders of the Company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;
- the directors of the Company are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the Company placed under their control as they in their discretion may deem fit, subject to the Act, the Articles of Association of the Company and the provisions of the JSE Listings Requirements, namely:
- that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
- that the issue shall be to public shareholders as defined in paragraph 4.26 of the JSE Listings Requirements and not to related parties;
- that a paid press release, giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of ordinary shares issued prior to the issue;

- that issues in the aggregate in any financial year, not exceed 10% of the number of ordinary shares of the Company's issued share capital, including instruments which are convertible into ordinary shares. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue at the date of such application less any ordinary shares issued during the current financial year, provided that any ordinary shares to be issued pursuant to a rights issue (announced and irrevocably and underwritten) or acquisition (concluded up to date of application) may be included as though they were shares in issue at the date of application;
- the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- that, in determining the price at which an issue for shares will be made in terms of this authority, the maximum discount permitted be 10% of the weighted average traded price of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed to by the Company's directors."

Special Resolution Number One

General authority to repurchase issued shares

"Resolved that, as a general approval contemplated in sections 85(2) and 85(3) of the Act, the acquisitions by the Company, and/or any subsidiary of the Company, from time to time of the issued ordinary shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time determine, but subject to the Articles of Association of the Company, the provisions of the Act and the JSE Listings Requirements, when applicable, and provided that –

- the repurchase of securities will be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counter party;
- this general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;
- in determining the price at which the Company's ordinary shares are acquired by the Company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the Company;
- the acquisitions of ordinary shares in the aggregate in any one financial year do not exceed 20% (twenty per cent) of the Company's issued ordinary share capital from as at the beginning of the financial year;
- the Company and the Group are in a position to repay their debt in the ordinary course of business for the following year;
- the consolidated assets of the Company or the Group, being fairly valued in accordance with South African Generally Accepted Accounting Practice/IFRS, are in excess of the consolidated liabilities of the Company for the following year;
- the ordinary capital and reserves of the Company and the Group are adequate for the next twelve months;

- the available working capital is adequate to continue the operations of the Company and the Group in the following year;
- upon entering the market to proceed with the repurchase, the Company's Sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE;
- after such repurchase the Company will still comply with the JSE Listings Requirements concerning shareholder spread requirements;
- the Company or its subsidiary are not repurchasing securities during a prohibited period as defined in the JSE Listings Requirements;
- when the Company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement will be made; and
- the Company only appoints one agent to effect any repurchase(s) on its behalf."

Other disclosure in terms of the JSE Listings Requirements Section 11.26

The JSE Listings Requirements require the following disclosure, some of which are elsewhere in the annual report of which this notice forms part as set out below:

- Directors and management – page 9;
- Major shareholders of the Company – page 79;
- Litigation statement – page 40
- Directors interests in securities – page 42; and
- Share capital of the Company – page 78.

Directors' responsibility statement

The directors, whose names are given on page 9 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to this resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution contains all information required by Law and the JSE Listings Requirements.

Material change [Section 11.26 (b) (iii) of the Listings Requirements of the JSE]

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the Company and its subsidiaries since the date of signature of the audit report and the date of this notice.

The board has no immediate intention to use this authority to repurchase Company shares. However, the board is of the opinion that this authority should be in place should it become appropriate to undertake a share repurchase in the future.

Reason for and effect of the Special Resolution

The reason for and the effect of the special resolution are to grant the Company's directors a general authority, up to and including the date of the following annual general meeting of the Company, to approve the Company's purchase of shares in itself, or of shares in its holding Company, or to permit a subsidiary of the Company to purchase shares in the Company.

5. Transact such other business as may be transacted at an annual general meeting.

Voting and attendance at the general meeting

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms must be forwarded to reach the transfer secretaries of the Company by no later than 48 hours before the time fixed for the holding of the meeting (excluding Saturdays, Sundays and public holidays).

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member of the Company shall have one vote for every share held in the Company by such member.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration should contact their CSDP or broker, in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board

G J Zacharias
Group company secretary

Parow
31 May 2006

contact details and website

Group company secretary

Trans Hex Group Limited
PO Box 723
Parow, Cape Town 7499
Telephone: +27 21 937 2011
Fax: +27 21 937 2100
georgez@transhex.co.za

Transfer secretaries

South Africa

Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg 2001, South Africa.
(P O Box 61051, Marshalltown 2107, South Africa)
Telephone: +27 11 370 5000
Fax: +27 11 836 6145

Namibia

Transfer Secretaries (Pty) Ltd
P O Box 2401
Windhoek
Telephone: +264 61 22 7647
Fax: +264 61 24 8531

Appointed sponsor

(as per JSE-Listings Requirements)
Rand Merchant Bank (a division of FirstRand Bank Limited)
P O Box 786273
Sandton 2146
Telephone: +27 11 282 1847
Fax: +27 11 282 8215
e-mail: sponsor@rmb.co.za

Sponsoring broker (Namibia)

IJG Corporate Finance (Pty) Ltd
24 Orban Street
Ground Floor, 2005 Extension to KPMG House
Windhoek
Telephone: +264 61 378800
Fax: +264 61 378844

STRATE

Telephone: +27 11 520 7700
Info line: 0800 00 47 27
Fax: +27 11 520 8600
e-mail: ileaseg@jse.cp.za
Website: www.strate.co.za

For completion by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration.

TRANS HEX GROUP LIMITED
("Trans Hex" or "the Company")
Share code: TSX ISIN: ZAE000018552

Form of proxy

For use by shareholders, who have not dematerialised their shares or who have dematerialised their shares but with own name registration ("entitled shareholders"), at the annual general meeting of the Company to be held at 15:00 on Friday 4 August 2006, at 405 Voortrekker Road, Parow.

Shareholders who have dematerialised their shares must inform their CSDP or broker of their intention to attend the annual general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the annual general meeting in person.

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being the holder(s) of ______________________________ ordinary shares

in the Company, hereby appoint (see note 1): ______________________________

1. ______________________________

of ______________________________ or failing him

2. ______________________________

of ______________________________ or failing him

3. the Chairman of the Company, or failing him, the Chairman of the annual general meeting.
as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 405 Voortrekker Road, Parow on Friday 4 August 2006 at 15:00, or at any adjournment thereof.
I/We desire to vote as follows (see note 2):

	For	Against	Abstain
Adoption of Annual Financial Statements			
Approve directors fees			
Election of directors:			
3.1 D M Falck			
3.2 T M G Sexwale			
3.3 M J Willcox			
Ordinary resolution number 1 Control of authorised but unissued shares in terms of the trust			
Ordinary resolution number 2 Control of a further 15% of the authorised but unissued shares			
Ordinary resolution number 3 Issue of shares for cash			
Special resolution number 1 General authority to repurchase issued shares			

Signed at ______________ on ______________ 2006

Signature ______________________________

Assisted by me (where applicable) ______________________________

Please see notes overleaf

Notes

1. An entitled shareholder may insert the name of a proxy or the name of two alternative proxies of the entitled shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", by any such deletion must be initialed by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Entitled shareholders must insert an "X" in the relevant spaces according to how they wish their votes to be cast. However, if entitled shareholders wish to cast their votes in respect of a lesser number of shares than they own in Trans Hex they must insert the number of shares held in respect of which they wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the entitled shareholder's votes exercisable at the general meeting. An entitled shareholder or his/her proxy is not obliged to use all the votes exercisable by the entitled shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the entitled shareholder or by his/her proxy.

3. Forms of proxy must be received by the transfer secretaries by no later than 15:00 on Wednesday 2 August 2006.

   In South Africa:
   Computershare Investor Services 2004 (Proprietary) Limited
   10th Floor
   70 Marshall Street
   Johannesburg
   P O Box 61051
   Marshalltown
   2107

   In Namibia:
   Transfer Secretaries (Proprietary) Limited
   Shop 11, Kaiserkrone Centre
   Post Mall Street
   Windhoek
   P O Box 2401
   Windhoek
   Namibia

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant entitled shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

7. Any alteration or correction made to this form of proxy must be initialed by the signatory/ies.

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Trans Hex.

9. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these notes, if the chairman is satisfied as to the manner in which the entitled shareholder wishes to vote.

TRANS HEX

www.transhex.co.za

TRANS HEX

Registered Office

405 Voortrekker Road Parow 7500

PO Box 723 Parow 7499 Cape Town Republic of South Africa

Telephone +27 021 937 2000 Facsimile +27 021 937 2100

E-mail: *info@transhex.co.za*

www.transhex.co.za

Registration number: 1963/007579/06